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[LOGO] GRAHAM-FIELD HEALTH PRODUCTS, INC.

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                                                  Combining People, Products and
                                                      Technology To Reduce Costs
                                                 In The Health Care Supply Chain

                                                              1997 ANNUAL REPORT

Company
     Profile

Graham-Field is one of the world's leading manufacturers and distributors of medical products in the health care industry.

With a growing base of over 18,500 customers and a continually expanding product line that now exceeds 5,000 products. Graham-Field is the supplier of choice for dealers in several different market segments.

The Company's innovative distribution programs and "Single Source' marketing strategy have made Graham-Field the business partner of customers around the world.

Brand Leader

      Graham-Field is a Leader in the Development of Health Care Equipment & Supplies

1. Everest & Jennings developed and patented the first folding wheelchair. Today, the Everest & Jennings name is recognized worldwide as a leader in the manufacturing of quality wheelchairs.

2. Lumex introduced the first geriatric chair to the market. Through product extension and innovation, Lumex has retained its position as the leader in patient seating.

3. [LOGO] EJ LaBac developed the first wheelchair seating system. Unlike conventional wheelchair seats, the LaBac System is customized to meet the individual needs of the patient.

4. Temco was the first U.S. company to purchase patient aids overseas. The outsourcing of manufacturing has enabled Temco to remain a profitable leader in the supply of patient aids.

5. Prism Enterprises developed the first hand-operated obstetrical vacuum pump for use in delivering infants. As a replacement for dangerous and less-effective forceps, the Mityvac(R) has become the leader in handheld obstetrical pumps.

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                                                                             One
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                                 [PHOTO OMITTED]

                      Irwin Selinger, Chairman of the Board
                           and Chief Executive Officer

Dear Fellow Stockholders:

During the past year, we have made major advances in our growth strategy to become the leading, cost-effective supplier of medical products in the health care industry. We expanded our presence into new segments of the health care industry, established new alliances with significant customers in the United States and Europe, and completed six strategic acquisitions.

The acquisition of Fuqua Enterprises, Inc. has positioned Graham-Field as one of the leading suppliers of durable medical products in North America with a broad line of approximately 45,000 products. The strategic combination of Graham-Field, E&J and Fuqua will enhance our manufacturing capabilities, and further expand Graham-Field's presence in the home health care, medical/surgical and rehabilitation markets and allow us to enter the long-term care market. Within 30 days of the completion of the Fuqua acquisition, we sold Fuqua's leather operations for approximately $68 million in order to concentrate on our core business. The cash proceeds from the sale were used to repay the debt acquired in connection with the acquisition reducing the overall cost of the acquisition.

During 1997, Graham-Field grew at an unprecedented pace. We reported record revenue of $263,143,000, an increase of 83% from the $143,642,000 recorded in 1996. This remarkable growth was propelled primarily by the completion of six acquisitions, the expansion of our innovative "GF Express" and seamless distribution programs, and the accelerated acceptance of our Consolidation Advantage Program ("C.A.P."), which enables customers to consolidate the purchase of multiple product lines through a single source. During each quarter of 1997, our revenue increased by 82%, 88%, 94% and 72%, respectively. Excluding the restructuring, merger and other charges relating to our strategic initiatives, and the write-off of purchased in-process research and development costs in 1996 and 1997, income before income taxes increased from $6,845,000 in 1996 to $9,274,000 in 1997, primarily due to the increase in revenues and the improvement in our gross profit margin.

We experienced consistent revenue growth during each quarter of 1997, except for the fourth quarter. Higher than anticipated costs relating to the integration of the acquisitions completed in 1997, coupled with an increase in overhead costs negatively impacted fourth quarter operating results, while intensified competition led to revenue falling short of targeted levels during the fourth quarter.

During 1997, we entered into several new multi-year supply contracts with a wide variety of medical supply dealers, a tribute to the increased efficiency and cost-savings that customers are experiencing with our GF Express and seamless distribution programs. We entered into a three-year $65 million contract with VGM & Associates, the nation's largest home medical equipment buying group. Although VGM & Associates has been a long-standing Graham-Field customer, we anticipate that the new agreement will result in incremental revenues of approximately $15 million a year over the term of the contract.

Another major agreement was reached with Healthcare Partners, Inc. and Homecare & Hospital Management, the equipment and supply division of one of the leading home care, nursing services agencies in the United States. In May 1997, we signed a one-year, $20 million agreement with the Med Group, which is one of the leading rehabilitation equipment buying groups in the United States. We also reached a two-year agreement with Equipnet Inc., one of the nation's leading home care, home medical equipment and infusion therapy managed care networks, which is anticipated to generate approximately $17 million in revenue over the term of the agreement. In 1997, we entered into an exclusive licensing agreement to distribute Scope Shield, a U.S. patented disposable product which protects patients from infectious diseases spread through stethoscopes.

We expect our revenue base in Europe, a relatively untapped market for Graham-Field, will grow through our strategic alliance with Thuasne, one of the leading manufacturers and suppliers of medical products in Western and Eastern Europe. The distribution agreement provides for Thuasne to purchase a minimum of $40 million over the term of the five-year agreement. Through Thuasne's highly automated technology systems and extensive distribution network, Graham-Field will be able to introduce its broad self-manufactured proprietary product lines into Europe.

In April 1998, we reached a two-year wholesale distributorship agreement with Baxter Healthcare Corp. and Allegiance Healthcare to become a primary distributor for Baxter and


Two

Allegiance urologicals, respiratory products, gloves and intravenous solutions to Graham-Field's home care dealer network. Baxter and Allegiance are recognized worldwide as leading providers of medical products and cost management services to the health care industry. The agreements with Baxter and Allegiance will enable Graham-Field to service its customer base more effectively and offer dealers the benefits of our C.A.P. program.

In 1997, we added four new GF Express facilities. We opened a GF Express in Dallas in January 1997, through the acquisition of Dallas-based Bobeck Medical, which provides same-day and next-day service to home care dealers in Texas, Oklahoma, Arkansas and Louisiana. In May 1997, we opened a GF Express facility in Baltimore, which services the Baltimore/ Washington, D.C. area. In July 1997, we opened a GF Express facility in Cleveland and, in October 1997, an additional GF Express facility opened in Bowling Green, Kentucky, servicing the Nashville, Tennessee area, which has the largest concentration of home care dealers in that part of the nation.

The Fuqua merger has positioned Graham-Field as one of the leading suppliers of durable medical products in the health care industry in North America. With a long history of providing customers with quality health care products, the Basic American, Lumex and Prism names are established brand names in the long-term, home health and acute care markets. Fuqua is among the leading suppliers of many of its product lines, including long-term care medical beds, specialty seating products, bathroom safety products, obstetrical vacuum pumps and heat and cold packs. Basic American is one of the leading single source providers of patient room furnishings in the United States. Integration and cross-selling of products between the companies will present significant growth opportunities for Graham-Field. We will be able to use existing relationships of Basic American to cross-sell products to nursing home and assisted living care centers, a virtually untapped marketplace for Graham-Field.

While the merger with Fuqua was our largest acquisition, we completed five other strategic acquisitions in 1997. In August 1997, we acquired Medical Supplies of America, a wholesale distributor of home health care products located in Atlanta, Georgia, which strengthened our distribution capabilities in the Southeast region of the United States. In June 1997, we acquired LaBac Systems, the leading manufacturer of custom power wheelchair seating systems in North America. LaBac is one of the most well-recognized names in the rehabilitation market and has enhanced our manufacturing operations, research and development programs, and our design and engineering sophistication. In addition, our Everest & Jennings subsidiary acquired Kuschall of America and the Motion 2000 companies.

Since the beginning of 1998, we have strengthened our management team. On February 3, 1998, Andrew A. Giordano, a supply and logistics expert, was named President and Chief Operating Officer of Graham-Field. A former Rear Admiral and Chief Executive Officer of the U.S. Navy's Supply System Command, Mr. Giordano's strong logistics, strategic planning and management skills will help Graham-Field stay in the forefront of modern-day delivery programs.

On March 2, 1998, Paul Bellamy joined the management team as Vice President and Chief Financial Officer, succeeding Gary Jacobs, who left the Company to pursue other interests. Mr. Bellamy was formerly the Chief Financial Officer of Davis Vision, a national managed eye-care company, and a former Chief Executive Officer and Chief Financial Officer of Nichols Institute, an international diagnostic services and products company. Mr. Bellamy brings to Graham-Field a solid record of financial management in health care and Fortune 500 companies.

On March 16, 1998, Douglas Moseman joined Graham-Field as Corporate Vice President of Manufacturing. With Graham-Field's extensive manufacturing network, Mr. Moseman will be responsible for all manufacturing operations in North America. Mr. Moseman has extensive experience in implementing and developing manufacturing systems.

Graham-Field has built a strong foundation to become the leading, cost-effective, one-stop supplier of medical products in the health care industry. To secure that position, we will focus our attention in 1998 on rationalizing and integrating the acquisitions completed in 1997. Major cost-savings and strategic restructuring initiatives are in process and should be completed by year-end. Among the initiatives, we are consolidating our Temco manufacturing operations in New Jersey into Fuqua's Lumex Long Island manufacturing facility and relocating our corporate headquarters to the Lumex facility. In addition, we will be consolidating our Southeast distribution operations, resulting in substantial savings on an ongoing basis. As I look ahead, there are many challenges and exciting opportunities for Graham-Field. Our management team is focused on securing our future and enhancing stockholder value. Our task is to integrate the acquisitions completed in 1997, streamline our manufacturing and distribution network, and obtain the cost savings and synergies from these acquisitions. These steps, among others, will provide us with the platform that will enable Graham-Field to resume its growth strategy in 1999 and beyond.

To better serve our shareholders and streamline decision-making at the Board of Directors level, we have reduced the size of our Board of Directors from ten members to six. We will miss Bevil Hogg, Peter Handal, Donald Press and Dr. Harold Lazarus and the contributions they have made to our Company. On a particular personal note, Dr. Lazarus is a long-time friend and advisor and that relationship will always remain.

We are grateful for your continued support and look forward to building upon our foundation.


/s/ Irwin Selinger

Irwin Selinger
Chairman of the Board and
Chief Executive Officer


                                                                           Three
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                          Expanding Through Acquisition
                                             to improve industry economies

      Graham-Field has made a number of strategic acquisitions since 1981.
        This aggressive acquisition strategy has successfully positioned the Company as a leading supplier of health care equipment and supplies to distributors worldwide.

              Recognized as one of the leading suppliers of health
                 care products, Graham-Field provides customers
               with the ability to reduce their operating costs by
  consolidating the purchase of multiple product lines through a single source.

      The Company has completed several strategic acquisitions during 1997.

                                Lumex, Prism and
                                 Basic American

      In December 1997, the Company acquired Fuqua Enterprises, Inc., which positioned the Company as one of the leading suppliers of durable medical products in the health care industry. The Company's distribution network and advanced technology systems will provide growth opportunities for Fuqua's proven manufacturing capabilities and well-established product lines. With a long history of providing customers with quality health care products, Fuqua's Basic American, Lumex and Prism names are established brand names in the long-term, home health and acute care markets.

Lumex is among the leading suppliers of many of its product lines, including long-term care medical beds, mobility products, specialty seating products and bathroom safety products. Prism is a leader in the manufacture of obstetrical vacuum pumps and heat and cold packs. Basic American is one of the leading single source providers of patient room furnishings to long-term and extended care facilities in the United States. Integration and cross-selling of products between the companies will present growth opportunities for Graham-Field.

                                 [PHOTO OMITTED]

      In September 1997, Graham-Field acquired Medical Supplies of America, Inc. ("Medapex"), a wholesale distributor of durable medical equipment, medical supplies and name-brand products to the home health care industry. This acquisition will strengthen distribution capabilities in the Southeast region of the United States. Medapex's advanced telemarketing operations will also enable Graham-Field to provide greater sales and service support to the combined customer base.

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                                 [LOGO] EJ LaBac
                                  Systems, Inc.

      In June 1997, Graham-Field acquired LaBac Systems, Inc., which added a line of custom power wheelchair seating systems to broaden the Everest & Jennings and Kuschall product lines. The acquisition has provided additional support and expertise to Graham-Field in the rehabilitation market. The LaBac name, a symbol of excellence and quality, will contribute to the growth of the product design and research and development functions of Graham-Field.

                         [LOGO] EJ Pediatric Wheelchairs

                                 [PHOTO OMITTED]

     In March 1997, Graham-Field's subsidiary, Everest & Jennings, acquired Kuschall of America, Inc., a manufacturer of pediatric wheelchairs, high performance adult wheelchairs and other rehabilitation products. This acquisition broadens the Everest & Jennings rehabilitation product lines and provides access to markets in Canada, Japan, New Zealand and Australia. Graham-Field will derive significant benefits from strategic distribution relationships and additional export opportunities for its products.

                              Motion 2000 Companies

      In February 1997, Graham-Field acquired the Motion 2000 Companies, one of Canada's largest independent wholesale distributors of rehabilitation medical products. These companies operate through Graham-Field (Canada), which has become the primary sales and marketing arm for Graham-Field and its Everest & Jennings subsidiary in Canada. This significant North American presence will help transform Graham-Field into the premier supplier of the broadest range of products available from a single source in Canada.

                                Medi-Source, Inc.

      In July 1997, Graham-Field acquired Medi-Source, Inc., which enhanced Graham-Field's product offering and market share to customers in the medical/surgical market segment. Graham-Field is considered a "primary supplier" to health care distributors and dealers, particularly in the medical/surgical marketplace where the Company's broad product line and efficient logistics systems create a successful synergy between the Company and its customers.


                                                                   Four and Five
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The CAP Partnership

                 Reducing Costs in the Health Care Supply Chain

The health care industry is focused on reducing overall costs in the health care supply chain. Introduced in 1990, Graham-Field's innovative Consolidation Advantage Program ("CAP") is at the core of the Company's partnership marketing strategy. With over 45,000 products, which reach the entire spectrum of the health care supply chain, CAP positions Graham-Field as one of the largest, efficient and most cost effective partners and suppliers.

                                 [PHOTO OMITTED]

Through CAP, Graham-Field strives to become the most efficient and reliable low-cost provider of medical products. Graham-Field's sales and marketing representatives consult with customers to identify the purchasing efficiencies and cost savings that can be derived from consolidating their purchases of medical products with Graham-Field. By consolidating the purchase of multiple product lines through a single source, Graham-Field's customers can significantly reduce their operating costs. Graham-Field believes that CAP significantly improves the level of service to customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing inventory on demand. CAP involves people, products, services and specialists that improve dealers' profits and reduces costs throughout the health care supply chain. In an industry where constant pressures from Medicare, Medicaid and private insurers erode gross margins, the dealer's net profit levels can be maintained and in many cases improved. Graham-Field's broad product line and vast distribution network provide dealers with choice, greater distribution efficiency and greater profits.

                                 [PHOTO OMITTED]

The CAP partnership reduces freight, inventory, purchasing and administrative costs. CAP enables customers to transition from less profitable brand names to quality off-brands. The customized cost-reduction program includes an array of value-added services to meet the specific business needs of the customer. The Company recently introduced the "Seamless Distribution" Program which enables dealers and distributors to significantly reduce or eliminate inventory carrying costs by shipping the product to their customers directly from a Graham-Field distribution center. Through the Seamless Distribution Program, the customer's physical inventory requirements are reduced, transaction costs associated with the receiving process are eliminated and the time associated with product delivery to the patient is significantly enhanced. Financial assistance is also an integral part of the CAP process. By using "Graham-Field Financial Services," customers can design a payment plan which meets the cash flow challenges of their business.

The Home Care Sales Force

Dealers rely on Graham-Field's highly trained, knowledgeable sales team for their individual business needs. The dealer sales organization develops and maintains a relationship with the dealer group to exploit the benefits of consolidation. This process is reviewed by the sales person and the key decision makers at the dealer's business to maximize the benefits of the consolidation process. In addition to the field sales organization, a new telesales team covers accounts in challenged areas while the customer service group responds to over 3,000 in-bound calls from dealers and distributors each day.


Six

                                 [PHOTO OMITTED]

The Rehabilitation Sales Force details products to therapists and discharge planners creating brand loyalty and demand for products. The Rehabilitation Sales Force coordinates their efforts with the sales group and the dealers to facilitate the "pull-through" business created by the Rehabilitation Sales Force.

The Long-Term Care Sales Organization details products and creates demand in the long-term marketplace such as nursing homes.

The three sales groups provide market penetration with products and services specific to their market segment. The three sales groups coordinate efforts by creating brand awareness, product demand for the dealer and distributor base and complete the selling cycle by reducing overall costs through the CAP program. This strategy has propelled the Company to record sales in 1997.

                                 [PHOTO OMITTED]

[LOGO] GF Express

The Leader of modern-day delivery programs

In 1996, as part of Graham-Field's commitment to providing superior customer service, the Company introduced its GF Express Program in the Bronx, New York. This program enables Graham-Field to provide "same day" and "next day" service to home health care dealers of strategic home health care products including Temco and Lumex patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis home care beds, nutritional supplements, and other freight intensive and time sensitive products through its GF Express satellite facilities.

The GF Express Program differs from Graham-Field's standard distribution model in that GF Express focuses on "same day" and "next day" service to home health care dealers of a limited number of strategic home health care products. As of December 31, 1997, Graham-Field had opened six GF Express facilities operating in Bowling Green, Kentucky; Baltimore, Maryland; the Bronx, New York; Cleveland, Ohio; San Juan, Puerto Rico; and Dallas, Texas.

The GF Express Network includes facilities in:

Santa Fe Springs, California opened 3/1/98

Bowling Green, Kentucky

Baltimore, Maryland

Boston, Massachusetts opened 5/1/98

Bronx, New York

Cleveland, Ohio

San Juan, Puerto Rico

Dallas, Texas


                                                                           Seven

                                Securing A Future

                   Our Management Team will meet the challenge

            [PHOTO OF IRWIN SELINGER AND ANDREW A. GIORDANO OMITTED]

Irwin Selinger, Chairman of the Board and Chief Executive Officer
Right: Andrew A. Giordano,
President and Chief Operating Officer

We face the future with the most skilled management team in the Company's history. As Graham-Field develops and implements its manufacturing and distribution strategies, it is imperative that logistics and integration systems be skillfully managed.

                  "We will focus our attention on rationalizing
                  and integrating the acquisitions completed in
                     1997. Major cost-savings and strategic
                   restructuring initiatives are in process."
                        - Irwin Selinger, Chairman & CEO

Andrew A. Giordano, an expert in business logistics was recently appointed President and Chief Operating Officer. As a former U.S. Navy rear admiral, Giordano was Chief Executive Officer of the U.S. Navy's Supply System Command. He is a graduate of the Harvard Business School and has served as an executive officer and member of the Boards of Directors of several public companies.


[PHOTO OMITTED]
Richard S. Kolodny
Vice President, General Counsel & Secretary

[PHOTO OMITTED]
Peter Winocur
Executive Vice President, Sales & Marketing

[PHOTO OMITTED]
Paul Bellamy,
Vice President, Chief Financial Officer

[PHOTO OMITTED]
Ralph Liguori
Executive Vice President, Operations

[PHOTO OMITTED]
Jeffrey Schwartz
President, GF Express

[PHOTO OMITTED]
Donald D. Cantwell,
Chief Information Officer

[PHOTO OMITTED]
Beatrice Scherer
Vice President, Administration


Eight

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
Selected Financial Data
(In thousands, except per share amounts)

Year Ended December 31,*                       1997         1996         1995        1994         1993
------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net revenues                              $ 263,143    $ 143,642    $ 112,414   $ 106,026    $ 101,607
(Loss) income before extraordinary
  item and cumulative effect of change
  in accounting principle                 $ (22,893)   $ (11,873)   $   1,047   $  (1,979)   $  (3,037)
Extraordinary item                               --         (736)          --          --           --
Cumulative effect of change in
 accounting principle                            --           --           --          --          530
------------------------------------------------------------------------------------------------------
Net (loss) income                         $ (22,893)   $ (12,609)   $   1,047   $  (1,979)   $  (2,507)
------------------------------------------------------------------------------------------------------
Per Common Share Data:
(Loss) income before extraordinary item
  and cumulative effect of change in
  accounting principle                    $   (1.16)   $    (.76)   $     .07   $    (.14)   $    (.22)
Extraordinary item                               --         (.05)          --          --           --
Cumulative effect of change in
 accounting principle                            --           --           --          --          .04
------------------------------------------------------------------------------------------------------
Net (loss) income                         $   (1.16)   $    (.81)   $     .07   $    (.14)   $    (.18)
------------------------------------------------------------------------------------------------------
Weighted average number of common
 and dilutive shares outstanding             20,600       15,557       14,315      13,862       13,779
------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                              $ 547,118    $ 207,194    $ 103,011   $ 102,454    $  99,891
Working capital                           $  97,618    $  14,064    $  35,061   $  29,389    $  29,997
Total long-term liabilities, excluding
 current portion and Senior
 Subordinated Notes                       $   7,733    $   6,535    $  20,462   $  22,107    $  22,719
Senior Subordinated Notes                 $ 100,000           --           --          --           --
Stockholders' equity                      $ 268,848    $ 114,503    $  60,970   $  56,152    $  57,897

* On August 28, 1997, Graham-Field acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc. in a transaction accounted for as a pooling of interests. The selected financial data has been restated to reflect this transaction.


                                                                            Nine

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

      On August 28, 1997, the Company acquired all of the issued and outstanding shares of the capital stock of Medapex, which was accounted for as a "pooling of interests." Accordingly, the Company's financial statements for periods prior to the combination have been restated to include the results of Medapex for all periods.

Operating Revenues

      1997 compared to 1996. Operating revenues were $261,981,000 for the year ended December 31, 1997, representing an increase of 83% from the prior year. The increase in operating revenues was primarily attributable to the continued "roll-out" of Graham-Field's innovative Graham-Field Express program, the expansion of the C.A.P. program, the "roll-out" of Graham-Field's seamless distribution program, the acquisition of Everest & Jennings in November 1996 and the acquisitions completed in 1997, and the incremental revenue growth of Medapex over the 1996 period. Revenues for the fourth quarter ended December 31, 1997 fell below management's expectations primarily due to intense competition within the healthcare industry and management's focus on the integration of the acquisitions completed in 1997 and the merging of diverse manufacturing and distribution facilities, information and technology systems, sales forces and product lines. Management believes that intense competition within the healthcare industry will continue in 1998.

      In March 1996, Graham-Field Express was introduced to offer "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements and other freight and time sensitive products. As of December 31, 1997, Graham-Field had opened five Graham-Field Express facilities operating in the Bronx, New York; Puerto Rico; Dallas, Texas; Baltimore, Maryland and Cleveland, Ohio. Management intends to moderate the growth of the Graham-Field Express program in 1998. Revenues attributable to Graham-Field Express were approximately $50,512,000 and $14,431,000 for the years ended December 31, 1997 and 1996, respectively.

      1996 compared to 1995. Operating revenues were $143,083,000 for the year ended December 31, 1996, or 28% higher than the year ended December 31, 1995. The increase in operating revenues was primarily attributable to Graham-Field's expansion of its C.A.P. program, the introduction of the Graham-Field Express program, the addition of new product lines and the acquisition of Everest & Jennings in November 1996.

      For the year ended December 31, 1996, revenues attributable to the Graham-Field Express program were approximately $14,431,000. Revenues of Everest & Jennings for the period from the date of acquisition to December 31, 1996 were approximately $3,634,000.

      The increase in operating revenues was achieved despite the decline in sales to Apria Healthcare Group, Inc. ("Apria") of approximately $5,905,000 for the year ended December 31, 1996 as compared to the prior year. Graham-Field's supply agreement with Apria expired on December 31, 1995.

Interest and Other Income

      1997 compared to 1996. Interest and other income for the year ended December 31, 1997 was $1,162,000, as compared to $559,000 for the prior year. The increase is primarily due to interest earned on the unused proceeds from Graham-Field's sale of its Senior Subordinated Notes on August 4, 1997 and interest earned on customer financing programs.

      1996 compared to 1995. Interest and other income increased from $301,000 in 1995 to $559,000 in 1996. The increase is primarily due to the gain recognized by Graham-Field and royalties received by Graham-Field in connection with the sale of the Gentle Expressions(R) breast pump product line, and interest income on certain notes receivable.

Cost of Revenues

      1997 compared to 1996. Cost of revenues as a percentage of operating revenues increased for the year ended December 31, 1997 to 72%, as compared to 70% for the prior year. As part of Graham-Field's strategic restructuring initiatives, a charge of $7,732,000 is included in cost of revenues for 1997 related to inventory write-downs associated with the elimination of certain non-strategic inventory and product lines. Excluding the charge associated with the inventory write-downs, cost of revenues as a percentage of operating revenues for 1997 would have been 69%. Nevertheless, management believes that cost of revenues as a percentage of operating revenues was adversely effected in the fourth quarter of 1997 due to intense competition and pricing pressures within the healthcare industry. Management believes that cost of revenues as a percentage of operating revenues will continue to be subject to intense competition and pricing pressures. In addition, the delays associated with the integration of the acquisitions completed in 1997 negatively impacted Graham-Field's ability to realize certain manufacturing and operating efficiencies and cost savings.

      1996 compared to 1995. Cost of revenues as a percentage of operating revenue for 1996 remained relatively unchanged from the prior year, at 70%. Due to manufacturing efficiencies and improved purchasing activities, Graham-Field maintained its gross profit margin despite increased competition.

Selling, General and Administrative Expenses

      1997 compared to 1996. Selling, general and administrative expenses as a percentage of operating revenues for the year ended December 31, 1997 increased to 27%, as compared to 24% in the prior year. In the


Ten
fourth quarter of 1997, a provision for uncollectible accounts and notes receivable of $5,000,000 was recorded to reflect increased credit risk due to the anticipated impact of changes in state Medicare reimbursement and procurement policies for certain product lines and the extended payment terms being taken by the Company's customers. The changes in such reimbursement patterns have resulted in an increased number of days outstanding for receivables. Excluding the provision for uncollectible accounts receivable, selling, general and administrative expenses as a percentage of operating revenues for 1997 would have been 25%. The increase in selling, general and administrative expenses was primarily due to higher than anticipated integration costs associated with the acquisitions completed in 1997. The delays associated with the integration process also negatively impacted the Company's ability to realize certain anticipated cost savings relating to the consolidation of corporate offices, manufacturing and distribution facilities, the streamlining of information and technology systems and the merging of sales forces and product lines. Management believes that selling, general and administrative expenses may continue to increase until the cost savings related to the integration processes are realized, which may not occur until the later part of 1998.

      1996 compared to 1995. Selling, general and administrative expenses as a percentage of operating revenues decreased to 24% in 1996 from 26% in 1995. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1996, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by Graham-Field's distribution network.

Interest Expense

      1997 compared to 1996. Interest expense for the year ended December 31, 1997 increased to $7,260,000, as compared to $2,578,000 for the prior year. The increase is primarily due to increased borrowings attributable to Graham-Field's revenue growth, the expansion of the Graham-Field Express program, and the sale of the Senior Subordinated Notes on August 4, 1997.

      1996 compared to 1995. Interest expense for 1996 decreased by $142,000, or 5%, as compared to 1995. The decrease is primarily due to lower interest rates combined with reduced average borrowings.

Year 2000

      Graham-Field is in the process of developing a Year 2000 remediation plan, which relates to the upgrade and standardization of all business units for Year 2000 application software. Graham-Field has three major application environments: distribution, manufacturing and warehouse automation. Management has selected application packages for distribution and manufacturing functions, and believes that the current warehouse automation system is Year 2000 compliant.

      The distribution package includes the corporate general ledger, accounts payable, accounts receivable, purchasing, inventory control and order entry functions. General ledger, accounts payable and accounts receivable upgrades were completed in 1997. Purchasing, inventory control and order entry functions are anticipated to be upgraded in 1998. The manufacturing system upgrade is in process, and is anticipated to be completed in 1998.

      A Year 2000 project manager has been assigned to manage the computer system upgrades, and ensure compliance for all external interfaces. The cost of upgrading or modifying all non-year 2000 information systems is not expected to have a material effect on the Company. Capital expenditures on all information system technology amounted to approximately $400,000 during 1997, which was primarily related to capacity upgrades and changes in software modules. The Company anticipates completing the Year 2000 compliance project in 1998.

Merger and Restructuring Related Charges

      1997 compared to 1996. In connection with the acquisition of Fuqua on December 30, 1997, the Company adopted a plan to implement certain strategic restructuring initiatives (the "Restructuring Plan") and recorded $26,619,000 of restructuring charges (the "Restructuring Charges"). The Restructuring Plan was initiated to create manufacturing, distribution and operating efficiencies and enhance the Company's position as a low-cost supplier in the healthcare industry. These steps will include a broad range of efforts, including the consolidation of the Company's Temco manufacturing operations in New Jersey into Fuqua's Lumex manufacturing facility in New York and relocation of the Company's corporate headquarters to the Lumex facility. In addition, the Company will be closing several other distribution facilities and consolidating operations in an effort to achieve additional cost savings.

      The Restructuring Charges include exit costs of $16,037,000 related to the elimination of duplicate manufacturing and distribution facilities, severance costs of $650,000 for approximately 100 employees, asset write-downs of $2,200,000 relating to assets to be sold or abandoned, and inventory write-downs of $7,732,000 associated with the elimination of certain non-strategic inventory and product lines (which costs are included in costs of revenue). The Company anticipates recording additional restructuring charges in 1998 as the Company continues the implementation of its Restructuring Plan.

      The Company incurred $4,583,000 of indirect merger charges (the "Merger Charges") related to the Fuqua acquisition and Medapex combination with respect to the write-off of certain unamortized catalog costs with no future value, certain insurance policies, payment of bonuses related to the acquisitions, and various transaction costs. The Company also incurred $3,300,000 of expenses related to the write-off of purchased in-process research and development costs of Fuqua.

      1996 compared to 1995. During the fourth quarter of 1996, Graham-Field recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger expenses related to severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of Graham-Field's facilities, and the cost of certain insurance policies.

Net Loss or Income

   1997 compared to 1996. Loss before income taxes for the year ended December 31, 1997 was $30,228,000, as compared to a loss before income taxes and extraordinary item of $8,955,000 for the prior year. The loss before income taxes for 1997 includes Restructuring Charges


                                                                          Eleven
of $26,619,000, an accounts receivable provision of $5,000,000, Merger Charges of $4,583,000, and the charge of $3,300,000 related to the write-off of purchased in-process research and development costs of Fuqua. The loss before income taxes and extraordinary item for 1996 includes certain charges of $15,800,000 relating to the acquisition of Everest & Jennings. Excluding the restructuring, merger and other charges and the write-off of purchased in-process research and development costs in 1996 and 1997, income before income taxes increased from $6,845,000 in 1996 to $9,274,000 in 1997, primarily due to the increase in revenues and the improvement in gross profit margin.

      Net loss for the year ended December 31, 1997 was $22,893,000, as compared to $11,873,000 for the prior year. Graham-Field recorded an income tax benefit of $7,335,000 for the year ended December 31, 1997, as compared to income tax expense of $2,918,000 for the prior year. As of December 31, 1997, Graham-Field had net deferred tax assets of $13,739,000, primarily comprised of net operating loss carryforwards acquired in connection with the acquisition of Everest & Jennings, and restructuring and other accruals and reserves related to the acquisition of Fuqua. A full valuation allowance has been recorded against Everest & Jennings' net deferred tax assets. When realized, the tax benefit for such items will be recorded as a reduction of the Everest & Jennings' goodwill. A valuation allowance on the remaining deferred tax assets has not been provided because management believes that there will be sufficient earnings in the carryforward period to utilize such deferred tax assets.

      1996 compared to 1995. Loss before income taxes and extraordinary item was $8,955,000 for 1996, as compared to income before income taxes of $1,741,000 for the prior year. The loss before income taxes and extraordinary item for 1996 includes certain charges of $15,800,000 relating to the acquisition of Everest & Jennings. The charges include $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 related to merger expenses.

      Net loss after the charge for the extraordinary item related to the early retirement of the John Hancock Indebtedness was $12,609,000 in 1996, as compared to net income of $1,047,000 for 1995. The extraordinary item of $736,000 (net of tax benefit of $383,000) relates to the "make-whole" payment and write-off of unamortized deferred financing costs associated with the early retirement of the John Hancock Indebtedness.

      Graham-Field recorded income tax expense of $2,918,000 for the year ended December 31, 1996, as compared to $694,000 for the prior year. As of December 31, 1996, Graham-Field had a deferred tax asset of $938,000, primarily comprised of net operating loss carryforwards (including those acquired in connection with an acquisition) and investment, research and development, jobs tax and alternative minimum tax credits.

      Graham-Field's business has not been materially affected by inflation.

Liquidity and Capital Resources

      Graham-Field had working capital of $97,618,000 at December 31, 1997, as compared to $14,064,000 at December 31, 1996. The increase in working capital is primarily attributable to the cash provided by Graham-Field's net income (excluding the Restructuring Charges, Merger Charges, other charges and the write-off of purchased in-process research and development costs of Fuqua) of $4,388,000, which reflects $6,745,000 of depreciation and amortization expense, and the net current assets acquired in connection with Graham-Field's acquisitions during the year ended December 31, 1997 and from Graham-Field's sale of the Senior Subordinated Notes on August 4, 1997.

      Cash used in operating activities for the year ended December 31, 1997 was $37,643,000, as compared to cash provided by operating activities of $3,770,000 in the prior year. The principal reasons for the decrease in cash provided by operations were increases in accounts receivable and inventory levels related to increased revenues and the reduction in accrued expenses, partially offset by net income (excluding the Restructuring Charges, Merger Charges, other charges and the write-off of purchased in-process research and development costs of Fuqua) of $4,388,000 and depreciation and amortization expense of $6,745,000 for the period.

      On December 30, 1997, Graham-Field acquired Fuqua and assumed $62,076,000 of Fuqua indebtedness (the "Fuqua Indebtedness") under Fuqua's revolving credit facility with SunTrust Bank. On January 28, 1998, Graham-Field sold the Leather Operations of Fuqua for $60,167,400 in cash, 5,000 shares of Series A Preferred Stock of the buying entity with a stated value of $4,250,000 (which has been valued at $1,539,000), and the assumption of debt of $2,341,250. The cash proceeds from the sale of the Fuqua leather operations were used to repay the indebtedness incurred under the Credit Facility, which was used to retire the Fuqua Indebtedness.

      Management anticipates utilizing approximately $6,000,000 in cash in 1998 related to the Restructuring and Merger Charges recorded in 1997.

      Graham-Field anticipates that its cash flow from operations, together with its current cash balance, available borrowings under the Credit Facility and the proceeds from the Senior Subordinated Notes, will be sufficient to meet its working capital requirements in the foreseeable future. While the Company does not expect to make any significant acquisitions in 1998, future acquisitions may require additional financial resources.

      The Credit Facility. The Credit Facility provides for up to $100 million of borrowings on a revolving credit basis, including letters of credit and banker's acceptances, arranged by IBJ Schroder, as agent. The credit facility terminates on December 10, 1999. Under the terms of the Credit Facility, borrowings bear interest, at Graham-Field's option, at IBJ Schroder's prime rate (8.50% at December 31, 1998), or 1.625% above LIBOR in 1997 (2.25% above LIBOR effective as of January 1, 1998), or 1.5% above IBJ Schroder's bankers' acceptance rate. The Credit Facility is secured by all of Graham-Field's assets.

   The Credit Facility contains certain customary terms and provisions, including limitations with respect to the repayment or prepayment of principal on subordinated debt, including the Notes, the incurrence of additional debt, liens, transactions with affiliates and certain consolidations, mergers and acquisitions and sales of assets. In addition, Graham-Field is prohibited from declaring or paying any dividend or making any distribution on any shares of common stock or preferred stock of Graham-Field (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or applying any


Twelve
of its funds, property or assets to the purchase, redemption or other retirement of any such shares, or of any options to purchase or acquire any such shares. Notwithstanding the foregoing restrictions, Graham-Field is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Graham-Field Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of the net income of Graham-Field on a consolidated basis, provided that no event of default under the Credit Facility shall have occurred and be continuing or would exist after giving effect to the payment of the dividends. The Credit Facility contains certain financial covenants, including a cash flow coverage and leverage ratio, and an earnings before interest and taxes covenant, as well as the requirement that Graham-Field reduce outstanding borrowings with the net cash proceeds of certain asset sales.

      The Company was not in compliance with certain financial covenants contained in the Credit Facility as of December 31, 1997. On April 13, 1998, these covenants were waived effective as of December 31, 1997 by IBJ Schroder and amended for the balance of the term of the Credit Facility.

      The Senior Subordinated Notes. On August 4, 1997, Graham-Field issued the Senior Subordinated Notes under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). On February 9, 1998, Graham-Field completed its exchange offer to exchange the outstanding Senior Subordinated Notes for an equal amount of the new Senior Subordinated Notes, which have been registered under the Securities Act. The new Senior Subordinated Notes are identical in all material respects to the previously outstanding Senior Subordinated Notes. The Senior Subordinated Notes bear interest at the rate of 9.75% per annum and mature on August 15, 2007. The Senior Subordinated Notes are general unsecured obligations of Graham-Field, subordinated in right of payment to all existing and future senior debt of Graham-Field, including indebtedness under the Credit Facility. The Senior Subordinated Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future restricted subsidiaries of Graham-Field (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees are subordinated in right of payment to all existing and future senior debt of the Guaranteeing Subsidiaries, including any guarantees by the Guaranteeing Subsidiaries of Graham-Field's obligations under the Credit Facility.

      The Company is a holding company with no assets or operations other than its investments in its subsidiaries. The subsidiary guarantors are wholly-owned subsidiaries of the Company and comprise all of the direct and indirect subsidiaries of the Company. Accordingly, the Company has not presented separate financial statements and other disclosures concerning each subsidiary guarantor because management has determined that such information is not material to investors.

      The net proceeds from the offering of the Senior Subordinated Notes were used to repay $60.3 million of indebtedness under the Credit Facility and $5 million of indebtedness due to BIL. The balance of the proceeds were used for general corporate purposes, including the funding for acquisitions, the opening of additional Graham-Field Express facilities and strategic alliances.

      Under the terms of the Indenture, the Senior Subordinated Notes are not redeemable at Graham-Field's option prior to August 15, 2002. Thereafter, the Senior Subordinated Notes are redeemable, in whole or in part, at the option of Graham-Field, at certain redemption prices plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, Graham-Field may, at its option, redeem up to 25% of the aggregate principal amount of Senior Subordinated Notes originally issued with the net proceeds from one or more public offerings of common stock at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest to the date of redemption; provided that at least 75% of the aggregate principal amount of Senior Subordinated Notes originally issued remain outstanding after giving effect to any such redemption.

      The Indenture contains customary covenants including, but not limited to, covenants relating to limitations on the incurrence of additional indebtedness, the creation of liens, restricted payments, the sales of assets, mergers and consolidations, payment restrictions affecting subsidiaries and transactions with affiliates. In addition, in the event of a change of control of Graham-Field as defined in the Indenture, each holder of the Senior Subordinated Notes will have the right to require Graham-Field to repurchase such holder's Senior Subordinated Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. In addition, Graham-Field will be required in certain circumstances to make an offer to purchase Senior Subordinated Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, with the net cash proceeds of certain asset sales. The Credit Facility, however, prohibits Graham-Field from purchasing the Senior Subordinated Notes without the consent of the lenders thereunder.

      In addition, the Indenture prohibits the Company from declaring or paying any dividend or making any distribution or restricted payment as defined in the Indenture (collectively, the "Restricted Payments") (other than dividends or distributions payable in capital stock of the Company), unless, at the time of such payment (i) no default or event of default shall have occurred and be continuing or would occur as a consequence thereof; (ii) the Company would be able to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio contained in the Indenture; and (iii) such Restricted Payment, together with the aggregate of all Restricted Payments made by the Company after the date of the Indenture is less than the sum of (a) 50% of the consolidated net income of the Company for the period (taken as one accounting period) beginning on April 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such consolidated net income for such period is a deficit, minus 100% of such deficit), plus (b) 100% of the aggregate net cash proceeds received by the Company from contributions of capital or the issue or sale since the date of the Indenture of capital stock of the Company or of debt securities of the Company that have been converted into capital stock of the Company.


                                                                        Thirteen

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31,                                                               1997             1996
------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                      $   4,430,000    $   1,241,000
   Accounts receivable, less allowance for doubtful accounts of
     $13,199,000 and $7,243,000, respectively                        91,451,000       45,703,000
   Inventories                                                       73,532,000       48,245,000
   Other current assets                                               8,103,000        3,023,000
   Recoverable and prepaid income taxes                               4,422,000          256,000
   Deferred tax assets                                               10,695,000               --
   Assets held for sale                                              61,706,000               --
------------------------------------------------------------------------------------------------
     Total Current Assets                                           254,339,000       98,468,000
Property, plant and equipment, net                                   35,955,000       11,264,000
Excess of cost over net assets acquired, net of accumulated
 amortization of $11,512,000 and $8,185,000, respectively           240,071,000       91,412,000
Deferred tax assets                                                   3,044,000          938,000
Other assets                                                         13,709,000        5,112,000
------------------------------------------------------------------------------------------------
     Total Assets                                                 $ 547,118,000    $ 207,194,000
------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
   Credit facility                                                $  65,883,000    $  13,985,000
   Current maturities of long-term debt                               2,619,000        2,016,000
   Accounts payable                                                  33,888,000       22,995,000
   Acceptances payable                                                       --       19,800,000
   Accrued expenses                                                  54,331,000       25,608,000
------------------------------------------------------------------------------------------------
     Total Current Liabilities                                      156,721,000       84,404,000
Long-term debt and Senior Subordinated Notes                        107,733,000        6,535,000
Other long-term liabilities                                          13,816,000        1,752,000
------------------------------------------------------------------------------------------------
       Total Liabilities                                            278,270,000       92,691,000

STOCKHOLDERS' EQUITY

Series A preferred stock, par value $.01 per share:
 authorized shares 300,000, none issued                                      --               --
Series B preferred stock, par value $.01 per share:
 authorized shares 6,100, issued and outstanding 6,100               28,200,000       28,200,000
Series C preferred stock, par value $.01 per share:
 authorized shares 1,000, issued and outstanding 1,000                3,400,000        3,400,000
Common stock, par value $.025 per share:
 authorized shares 60,000,000, issued and outstanding
 30,574,982 and 19,650,744, respectively                                764,000          492,000
Additional paid-in capital                                          279,341,000      101,573,000
(Deficit)                                                           (42,953,000)     (18,995,000)
Cumulative translation adjustment                                        96,000          (12,000)
------------------------------------------------------------------------------------------------
                                                                    268,848,000      114,658,000
Notes receivable from sale of shares                                         --         (155,000)
------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                     268,848,000      114,503,000
Commitments and contingencies
------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                   $ 547,118,000    $ 207,194,000
------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


Fourteen

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Year Ended December 31,                                                       1997             1996             1995
--------------------------------------------------------------------------------------------------------------------
Net revenues:
 Medical equipment and supplies                                      $ 261,981,000    $ 143,083,000    $ 112,113,000
 Interest and other income                                               1,162,000          559,000          301,000
--------------------------------------------------------------------------------------------------------------------
                                                                       263,143,000      143,642,000      112,414,000
--------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of revenues                                                      188,695,000       99,641,000       78,525,000
 Selling, general and administrative                                    70,646,000       34,578,000       29,428,000
 Interest expense                                                        7,260,000        2,578,000        2,720,000
 Purchased in-process research and development costs                     3,300,000       12,800,000               --
 Merger and restructuring related charges                               23,470,000        3,000,000               --
--------------------------------------------------------------------------------------------------------------------
                                                                       293,371,000      152,597,000      110,673,000
--------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes (benefit) and extraordinary item     (30,228,000)      (8,955,000)       1,741,000
Income taxes (benefit)                                                  (7,335,000)       2,918,000          694,000
--------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary item                                (22,893,000)     (11,873,000)       1,047,000
Extraordinary loss on early retirement of debt
 (net of tax benefit of $383,000)                                               --         (736,000)              --
--------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                      (22,893,000)     (12,609,000)       1,047,000
Preferred stock dividends                                                1,065,000               --               --
--------------------------------------------------------------------------------------------------------------------
Net (loss) income available to common stockholders                   $ (23,958,000)   $ (12,609,000)   $   1,047,000
====================================================================================================================
Net (loss) income per common share -- basic and diluted:
(Loss) income before extraordinary item                              $       (1.16)   $        (.76)   $         .07
Extraordinary loss on early retirement of debt                                  --             (.05)              --
--------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                    $       (1.16)   $        (.81)   $         .07
====================================================================================================================
Weighted average number of common shares outstanding                    20,600,000       15,557,000       14,315,000
====================================================================================================================

See notes to consolidated financial statements.


                                                                         Fifteen

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

                                                    Series B    Series C      Common Stock          Additional
                                                   Preferred   Preferred  --------------------         Paid-in
                                         Total         Stock       Stock      Shares    Amount         Capital      (Deficit)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994        $ 56,152,000                            13,921,649   $348,000   $ 63,149,000   $ (7,345,000)
 Issuance of common stock on
  exercise of stock options            172,000                                86,500      2,000        220,000             --
 Regulation S offering, net          3,471,000                             1,071,655     27,000      3,444,000             --
 Tax benefit from exercise
  of stock options                      38,000                                    --         --         38,000             --
 Retirement of Treasury Stock               --                               (14,518)        --        (50,000)            --
 Warrants issued in
  connection with debt                  90,000                                    --         --         90,000             --
 Net income                          1,047,000                                    --         --             --      1,047,000
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995          60,970,000                            15,065,286    377,000     66,891,000     (6,298,000)
 Issuance of common stock
  on exercise of stock options         550,000                               153,255      4,000        711,000             --
 Issuance of stock in connection
  with acquisitions                 65,809,000   $28,200,000  $3,400,000   4,477,720    112,000     34,097,000             --
 Tax benefit from exercise
  of stock options                      38,000            --          --          --         --         38,000             --
 Retirement of Treasury Stock               --            --          --     (45,517)    (1,000)      (164,000)            --
 Dividend accrued on
  Preferred Stock                      (88,000)           --          --          --         --             --        (88,000)
 Translation adjustment                (12,000)           --          --          --         --             --             --
 Notes receivable from officers
  for sale of shares                  (155,000)           --          --          --         --             --             --
 Net loss                          (12,609,000)           --          --          --         --             --    (12,609,000)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996         114,503,000    28,200,000   3,400,000  19,650,744    492,000    101,573,000    (18,995,000)
 Issuance of common stock
  on exercise of stock options       1,212,000            --          --     527,975     13,000      2,816,000             --
 Issuance of stock in connection
  with acquisitions                175,944,000            --          --  10,490,133    262,000    175,682,000             --
 Issuance of common stock
  for accrued dividends                364,000            --          --      41,000      1,000        363,000             --
 Tax benefit from exercise
  of stock options                     520,000            --          --          --         --        520,000             --
 Retirement of Treasury Stock               --            --          --    (134,870)    (4,000)    (1,613,000)            --
 Dividend accrued on
  Preferred Stock                   (1,065,000)           --          --          --         --             --     (1,065,000)
 Translation adjustment                108,000            --          --          --         --             --             --
 Notes receivable from officers        155,000            --          --          --         --             --             --
 Net loss                          (22,893,000)           --          --          --         --             --    (22,893,000)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997        $268,848,000   $28,200,000  $3,400,000  30,574,982   $764,000   $279,341,000   $(42,953,000)
================================================================================================================================

                                                                            Notes
                                       Treasury Stock      Cumulative  Receivable
                                  ----------------------  Translation   From Sale
                                    Shares        Amount   Adjustment   of Shares
---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994               0   $         0
 Issuance of common stock on
  exercise of stock options        (14,518)      (50,000)
 Regulation S offering, net             --            --
 Tax benefit from exercise
  of stock options                      --            --
 Retirement of Treasury Stock       14,518        50,000
 Warrants issued in
  connection with debt                  --            --
 Net income                             --            --
---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995               0             0
 Issuance of common stock
  on exercise of stock options     (45,517)     (165,000)
 Issuance of stock in connection
  with acquisitions                     --            --
 Tax benefit from exercise
  of stock options                      --            --
 Retirement of Treasury Stock       45,517       165,000
 Dividend accrued on
  Preferred Stock                       --            --
 Translation adjustment                 --            --     $(12,000)
 Notes receivable from officers
  for sale of shares                    --            --           --   $(155,000)
 Net loss                               --            --           --          --
---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996               0             0      (12,000)   (155,000)
 Issuance of common stock
  on exercise of stock options    (134,870)   (1,617,000)          --          --
 Issuance of stock in connection
  with acquisitions                     --            --           --          --
 Issuance of common stock
  for accrued dividends                 --            --           --          --
 Tax benefit from exercise
  of stock options                      --            --           --          --
 Retirement of Treasury Stock      134,870     1,617,000           --          --
 Dividend accrued on
  Preferred Stock                       --            --           --          --
 Translation adjustment                 --            --      108,000          --
 Notes receivable from officers         --            --           --     155,000
 Net loss                               --            --           --          --
---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997               0   $         0     $ 96,000   $       0
=================================================================================

See notes to consolidated financial statements.


Sixteen

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year Ended December 31,                                                               1997              1996             1995
-----------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net (loss) income                                                            $ (22,893,000)     $(12,609,000)     $ 1,047,000
Adjustments to reconcile net (loss) income to
   net cash (used in) provided by operating activities:
     Depreciation and amortization                                               6,745,000         3,539,000        3,347,000
     Deferred income taxes                                                     (10,878,000)        2,139,000          475,000
     Provisions for losses on accounts receivable                                6,749,000           606,000          451,000
     Gain on sale of product line                                                       --          (360,000)              --
     Gain on sale of marketable securities                                         (41,000)               --               --
     Loss on disposal of property, plant and equipment                             121,000                --            3,000
     Purchased in-process research and development cost                          3,300,000        12,800,000               --
     Non-cash amounts included in merger and restructuring related charges      20,754,000         1,191,000               --
     Non-cash amounts included in extraordinary loss                                    --           476,000               --
     Changes in operating assets and liabilities, net of effects of acquisitions:
       Accounts receivable                                                     (30,247,000)      (11,279,000)      (3,117,000)
       Inventories, other current assets and recoverable and prepaid income
        taxes                                                                   (9,685,000)       (5,269,000)          (1,000)
       Accounts and acceptances payable and accrued expenses                    (1,568,000)       12,536,000       (5,312,000)
-----------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided By Operating Activities                            (37,643,000)        3,770,000       (3,107,000)
INVESTING ACTIVITIES
Proceeds from sale of marketable securities                                    104,198,000                --               --
Purchase of marketable securities                                             (104,157,000)               --               --
Purchase of property, plant and equipment                                       (6,555,000)       (1,085,000)        (709,000)
Acquisitions, net of cash acquired                                             (12,009,000)       (4,558,000)        (668,000)
Proceeds from the sale of property, plant and equipment                            240,000                --           19,000
Proceeds from sale of product line                                                      --           500,000               --
Proceeds from sale of assets under leveraged lease                                      --           487,000               --
Notes receivable from officers                                                          --          (155,000)              --
Net (increase) decrease in other assets                                         (4,194,000)         (228,000)         116,000
-----------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Investing Activities                                        (22,477,000)       (5,039,000)      (1,242,000)
FINANCING ACTIVITIES
Proceeds from issuance of Senior Subordinated Notes                            100,000,000                --               --
Proceeds from notes payable to bank and long-term debt                         279,619,000        27,310,000        2,054,000
Principal payments on long-term debt and notes payable                        (292,645,000)      (35,576,000)      (1,226,000)
Payments on acceptances payable, net                                           (19,800,000)               --               --
Proceeds on exercise of stock options                                            1,212,000           550,000          172,000
Proceeds from issuance of common stock, net                                             --                --        3,471,000
Payment of preferred stock dividends                                              (435,000)               --               --
Proceeds from issuance of preferred stock in connection with an acquisition             --        10,000,000               --
Payments for note issue costs                                                   (4,642,000)               --               --
-----------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                       63,309,000         2,284,000        4,471,000
Increase in Cash and Cash Equivalents                                            3,189,000         1,015,000          122,000
Cash and Cash Equivalents at Beginning of Year                                   1,241,000           226,000          104,000
-----------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                     $   4,430,000      $  1,241,000      $   226,000
-----------------------------------------------------------------------------------------------------------------------------
Supplementary Cash Flow Information:
   Interest paid                                                             $   3,130,000      $  2,975,000      $ 2,522,000
-----------------------------------------------------------------------------------------------------------------------------
   Income taxes paid                                                         $   4,094,000      $    187,000      $   266,000
-----------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


                                                                       Seventeen

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Business: Graham-Field Health Products, Inc. ("Graham-Field" or the "Company") is a leading manufacturer and distributor of healthcare products targeting the home healthcare, medical/surgical, rehabilitation and long-term care markets in North America, Europe, Central and South America, and Asia. The Company markets and distributes approximately 45,000 products under its own brand names and under suppliers' names throughout the world. The Company maintains manufacturing and distribution facilities throughout North America. The Company continuously seeks to expand its product lines by increasing the number of distributorship agreements with suppliers, and forming strategic alliances and acquiring other companies and product lines. The Company's products are marketed principally to hospital, nursing home, physician, home healthcare and rehabilitation dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

      The Company's principal products and product lines include wheelchairs and power wheelchair seating systems, mobility products and bathroom safety products, medical beds and patient room furnishings, blood pressure and diagnostic products, adult incontinence products, specialty seating products, wound care and urologicals, ostomy products, diabetic products, obstetrical supplies, nutritional supplements, therapeutic support systems and respiratory equipment and supplies. By offering a wide range of products from a single source, the Company enables its customers to reduce purchasing costs, including transaction, freight and inventory expenses.

      Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

      Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      Inventories: Inventories are valued at the lower of cost or market. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method.

      Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the lesser of the estimated useful lives of the related assets or, where appropriate, the lease term.

      Excess of Cost Over Net Assets Acquired: Excess of cost over net assets acquired is amortized on a straight-line basis over 30 to 40 years. The carrying value of such costs are reviewed by management as to whether the facts and circumstances indicate that an impairment may have occurred. If this review indicates that such costs or a portion thereof will not be recoverable, as determined based on the undiscounted cash flows of the entities acquired, over the remaining amortization period, the carrying value of these costs will be measured by 18 GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 1997 18 Eighteen 19 comparing the fair value of the group of assets acquired to the carrying value. If fair values are unavailable, the carrying value will be measured by comparing the carrying values to the discounted cash flows. Based upon present operations and strategic plans, management believes that no impairment of the excess of cost over net assets acquired has occurred.

      Impairment of Long-Lived Assets: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and the excess of cost over net assets acquired, related to those assets to be held and used in operations, whereby impairment losses are required to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets and certain identifiable intangibles that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the results of operations or financial condition of the Company.

      Revenue Recognition Policy: The Company recognizes revenue when products are shipped with appropriate provisions for uncollectible accounts and credits for returns.

      Buy-Back Program: During the first quarter of 1996, the Company's inventory buy-back program was introduced to provide an outlet for its customers to eliminate their excess inventory. Under the program, the Company purchased certain excess inventory from its customers, who in turn placed additional purchase orders with the Company exceeding the value of the excess inventory purchased. Substantially all of the medical products purchased by the Company as part of the inventory buy-back program were items not generally offered for sale by the Company. Items repurchased by the Company which were identified as items previously sold by the Company to a customer were de minimus based on the Company's experience, and were recorded in accordance with the Company's normal revenue recognition policy. This program was discontinued during 1997.

      Income Taxes: The Company and its subsidiaries file a consolidated Federal income tax return. The Company uses the liability method in accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Net Loss/Income Per Common Share Information: Net loss per common share for 1997 and 1996 was computed using the weighted average number of common shares outstanding and by assuming the accrual of a dividend of 1.5% on the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") in the aggregate amount of $1,065,000. Conversion of the preferred stock and common equivalent shares was not assumed since the result would have been antidilutive. Net income per common share for 1995, which was the same for basic and diluted, was computed using the weighted average number of common shares (14,278,000 shares) and dilutive common equivalent shares outstanding (37,000 shares) during the period.


Eighteen

      In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements.

      Employee Stock Options: The Company has a stock option program which is more fully described in Note 11. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion ("APB Opinion") No. 25, "Accounting for Stock Issued to Employees." Under the Company's stock option program, options are granted with an exercise price equal to the market price of the underlying common stock of the Company on the date of grant. Accordingly, no compensation expense is recognized in connection with the grant of stock options.

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for the issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under APB Opinion No. 25, but are required to disclose in the financial statement footnotes, pro forma net
(loss) income and per share amounts as if the Company had applied the new method of accounting for all grants made beginning with 1995. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements.

      Concentration of Credit Risk: The Company is a leading manufacturer and distributor of healthcare products targeting the home healthcare, medical/surgical, rehabilitation and long-term care markets in North America, Europe, Central and South America, and Asia. The Company's products are marketed principally to hospital, nursing home, physician, home healthcare and rehabilitation dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related business. Third party reimbursement through private or governmental insurance programs and managed care programs have increasingly impacted the Company's customers, which affects a portion of the Company's business. In the fourth quarter of 1997, a provision for uncollectible accounts and notes receivable of $5 million (which provision is included in selling, general and administrative expenses) was recorded to reflect increased credit risk due to the anticipated impact of changes in state Medicare reimbursement and procurement policies for certain product lines and the extended payment terms being taken by the Company's customers. The changes in such reimbursement patterns have resulted in an increased number of days outstanding for receivables. The Company performs periodic credit evaluations of its customers' financial condition and in certain instances requires collateral. Receivables generally are due within 30 to 120 days, except for notes receivable which have a stated term.

      Concentration of Sources of Supply: The business of Everest & Jennings International Ltd. ("Everest & Jennings") is heavily dependent on its maintenance of a key supply contract. Everest & Jennings obtains the majority of its commodity wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"), an Indonesian manufacturer. The term of this agreement extends until June 30, 2000, and on each July 1 thereafter shall be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and P.T. Dharma elects to terminate. If the Wheelchair Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable wheelchair supply agreement with another manufacturer. The failure by Everest & Jennings to secure an alternate source of supply would result in a material adverse effect on Graham-Field's business and financial condition. In February 1998, the Company advanced $3.5 million to P.T. Dharma in consideration of the grant of a six-month option to purchase the wheelchair assets of P.T. Dharma for a price to be determined. During the option period, the Company will be paid interest on the advance at an annual interest rate of 10.3%. The advance is collateralized by shares of the capital stock of P.T. Dharma, and to be applied against the purchase price. In the event the Company and P.T. Dharma are unable to agree upon the terms of the purchase of the wheelchair assets of P.T. Dharma, the advance will be returned to the Company.

      Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

      Research and Development: Research and development costs are expensed as incurred. The amount of such cost for 1997 was $392,000. Research and development costs for 1996 and 1995 were not material.

2. ACQUISITIONS OF BUSINESSES

      On December 30, 1997, the Company acquired Fuqua Enterprises, Inc. (currently, Lumex/Basic American Holdings, Inc.) ("Fuqua") pursuant to an Agreement and Plan of Merger (the "Fuqua Merger Agreement"), dated as of September 5, 1997 and amended as of September 29, 1997, by and among Fuqua, GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Sub"), and the Company. Under the terms of the Fuqua Merger Agreement, Sub was merged with and into Fuqua with Fuqua continuing as the surviving corporation wholly-owned by the Company (the "Fuqua Merger"). In the Fuqua Merger, each share of Fuqua's common stock, par value $2.50 per share (the "Fuqua Common Stock"), other than shares of Fuqua Common Stock canceled pursuant to the Fuqua Merger Agreement, was converted into the right to receive 2.1 shares of common stock, par value $.025 per share, of the Company (the "Company Common Stock"). There were 4,482,709 shares of Fuqua Common Stock outstanding on December 30, 1997, which converted into 9,413,689 shares of the Company Common Stock.

      In accordance with the terms of the Fuqua Merger Agreement, each Fuqua stock option was assumed by Graham-Field and was converted into the right to purchase shares of the Company Common Stock. As of the effective date of the Fuqua Merger, there were Fuqua stock options outstanding representing the right to purchase 421,500 shares of Fuqua Common Stock. The equivalent number of shares of the Company Common Stock to be issued, after giving effect to the exercise price of the Fuqua stock options as adjusted for the exchange ratio of
2.1 is approximately 364,319 shares of the Company Common Stock. For purposes of calculating the purchase price, the Company Common Stock was valued at $16.69 per share, which represents the average closing market price of the Company Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 8, 1997 of the execution of the Fuqua Merger Agreement.


                                                                        Nineteen

      The acquisition of Fuqua has been accounted for under the purchase method of accounting and, accordingly, the operating results of Fuqua have been included in the Company's consolidated financial statements from the date of acquisition. The Company allocated $3,300,000 of the purchase price to purchased in-process research and development projects which have not reached technological feasibility and have no probable alternative future uses. The Company expensed the purchased in-process and research and development projects at the date of acquisition. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $134,900,000, which is being amortized on a straight-line basis over 30 years. The purchase price allocations have been made on a preliminary basis, subject to adjustment. From the date of acquisition, Fuqua contributed approximately $2,100,000 of revenue for the quarter and year ended December 31, 1997.

      In connection with the Fuqua Merger, the Company acquired the leather operations of Fuqua ("Leather Operations"). It was the Company's intention to dispose of the Leather Operations as soon as reasonably practicable following the consummation of the Fuqua Merger. Accordingly, the net assets of the Leather Operations have been reflected as "Assets held for sale" in the accompanying consolidated balance sheet as of December 31, 1997. The net asset value of the Leather Operations includes the value of the proceeds that were realized from the sale of the Leather Operations. The Company did not record any earnings or losses for the Leather Operations for the period December 30, 1997 to January 27, 1998 (date of disposal).

      On January 27, 1998, Fuqua disposed of the Leather Operations (the "Leather Sale Transaction") through the sale of all of the capital stock of Irving Tanning Company ("ITC"), Hancock Ellsworth Tanners, Inc., Kroy Tanning Company, Incorporated and Seagrave Leather Corporation (collectively, the "Leather Companies"), to the management of ITC pursuant to a (i) Stock Purchase Agreement dated as of January 27, 1998, by and among IT Acquisition Corporation ("ITAC"), the Company and Fuqua, and (ii) Stock Purchase Agreement dated as of January 27, 1998, by and among HEKS Corporation, the Company and Fuqua. The aggregate selling price for the Leather Companies consisted of (i) $60,167,400 in cash, (ii) an aggregate of 5,000 shares of Series A Preferred Stock of ITAC with a stated value of $4,250,000 (which has been valued at $1,539,000), and
(iii) the assumption of debt of $2,341,250. In addition, as the holder of the ITAC Preferred Stock, the Company is entitled to appoint one director to the Board of Directors of ITAC.

      On August 28, 1997, the Company acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among the Company, S.E. (Gene) Davis and Vicki Ray (collectively, the "Medapex Selling Stockholders"). In accordance with the terms of the Reorganization Agreement, Medapex became a wholly-owned subsidiary of the Company and the Medapex Selling Stockholders received in the aggregate 960,000 shares of Company Common Stock in exchange for all of the issued and outstanding shares of the capital stock of Medapex. Pursuant to a Real Estate Sales Agreement dated as of August 28, 1997 (the "Real Estate Sales Agreement"), by and between the Company and BBD&M, a Georgia Limited Partnership and an affiliate of Medapex, the Company acquired Medapex's principal corporate headquarters and distribution facility in Atlanta, Georgia for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of the Company Common Stock and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. Each of the Medapex Selling Stockholders entered into a two-year employment agreement and non-competition agreement with the Company. The Medapex transaction was accounted for as a pooling of interests and the Company's historical financial statements have been restated to reflect this transaction.

      The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                            Six Months
                                 Ended      Year Ended December 31,
                               June 30, ---------------------------
                                  1997          1996           1995
-------------------------------------------------------------------
Net revenues:
   Graham-Field           $109,160,000  $127,245,000   $100,403,000
   Medapex                  10,006,000    16,397,000     12,011,000
-------------------------------------------------------------------
   Combined               $119,166,000  $143,642,000   $112,414,000
===================================================================

Extraordinary loss, net:
   Graham-Field           $         --  $   (736,000)  $         --
   Medapex                          --            --             --
-------------------------------------------------------------------
   Combined               $         --  $   (736,000)  $         --
===================================================================

Net income (loss):
   Graham-Field           $  4,700,000  $(12,951,000)  $    738,000
   Medapex                     196,000       342,000        309,000
-------------------------------------------------------------------
   Combined               $  4,896,000  $(12,609,000)  $  1,047,000
===================================================================

      On August 17, 1997, the Company acquired substantially all of the assets and certain liabilities of Medi-Source, Inc. ("Medi-Source"), a privately-owned distributor of medical supplies, for $4,500,000 in cash. The Company also entered into a five (5)-year non-competition agreement with the previous owner in the aggregate amount of $301,000 payable over the five (5)-year period. The acquisition was accounted for as a purchase, and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of the purchase price over net assets acquired was approximately $3.7 million.

      On June 25, 1997, the Company acquired all of the capital stock of LaBac Systems, Inc., a Colorado corporation ("LaBac"), in a merger transaction pursuant to an Agreement and Plan of Merger dated June 25, 1997, by and among the Company, LaBac Acquisition Corp., a wholly-owned subsidiary of the Company, LaBac, Gregory A. Peek and Michael L. Peek (collectively, the "LaBac Selling Stockholders"). In connection with the acquisition, LaBac became a wholly-owned subsidiary of the Company, and the LaBac Selling Stockholders received in the aggregate 772,557 shares of Company Common Stock valued at $11.77 per share in exchange for all of the issued and outstanding shares of the capital stock of LaBac. Of this amount, 77,255 of the shares of Company Common Stock were placed in escrow for a period of one (1) year following the effective date of the Merger for payment of indemnity claims to the Company or purchase price adjustments in favor of the Company. The Company also entered into a three
(3)-year consulting agreement with the LaBac Selling Stockholders and an entity controlled by the LaBac Selling Stockholders, and non-competition agreements with each of the LaBac Selling Stockholders. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over net assets acquired amounted to approximately $7.3 million.

      On March 7, 1997, Everest & Jennings, a wholly-owned subsidiary of the Company, acquired Kuschall of America, Inc. ("Kuschall"), a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1.51 million representing the net book value of Kuschall. The purchase price was


Twenty
paid by the issuance of 116,154 shares of Company Common Stock valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of the Company and claims for indemnification. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

      On February 28, 1997, Everest & Jennings Canadian Limited ("Everest & Jennings Canada"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of the Company Common Stock valued at $11.437 per share. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $2.5 million.

      On November 27, 1996, the Company acquired Everest & Jennings pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Everest & Jennings Merger Agreement"), by and among the Company, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of the Company ("E&J Sub"), and BIL (Far East Holdings) Limited, a Hong Kong corporation and the majority stockholder of Everest & Jennings ("BIL"). Under the terms of the Everest & Jennings Merger Agreement, E&J Sub was merged with and into Everest & Jennings with Everest & Jennings continuing as the surviving corporation wholly-owned by the Company (the "Everest & Jennings Merger").

      In the Everest & Jennings Merger, each share of Everest & Jennings' common stock, par value $.10 per share (the "Everest & Jennings Common Stock"), other than shares of Everest & Jennings Common Stock cancelled pursuant to the Everest & Jennings Merger Agreement, was converted into the right to receive .35 shares of the Company Common Stock. The Company Common Stock was valued at $7.64 per share, which represents the average closing market price of the Company Common Stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Everest & Jennings Merger Agreement. There were 7,207,689 shares of Everest & Jennings Common Stock outstanding on November 27, 1996, which converted into 2,522,691 shares of the Company Common Stock.

      In addition, in connection with, and at the effective time of the Everest & Jennings Merger:

(i) BIL was issued 1,922,242 shares of the Company Common Stock in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151 to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by the Company to Everest & Jennings immediately following the Everest & Jennings Merger and used to discharge the HSBC Indebtedness. The Company Common Stock was valued at $7.64 per share, which represents the average closing market price of the Company Common Stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Everest & Jennings Merger Agreement.

(ii) The Company issued $61 million stated value of the Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings 21 preferred stock owned by BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock and the Series C Preferred Stock, is not subject to redemption and is convertible into shares of the Company Common Stock (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series B Preferred Stock was $28,200,000.

(iii) BIL was issued $10 million stated value of the Series C Preferred Stock, the proceeds of which are available to the Company for general corporate purposes. The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the Company Common Stock automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. The fair value ascribed to the Series C Preferred Stock was $3,400,000.

(iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum (the "BIL Note").

      The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, the operating results of Everest & Jennings have been included in the Company's consolidated financial statements from the date of acquisition. The Company allocated $12,800,000 of the purchase price to purchased in-process research and development projects which have not reached technological feasibility and have no probable alternative future uses. The Company expensed the purchased in-process and research development projects at the date of acquisition. As a result of the acquisition, the Company incurred $3.0 million of merger related expenses, principally for severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of the Company's facilities, and certain insurance policies. The excess of the aggregate purchase price over the estimated fair market value of the net deficiency acquired was approximately $65.5 million, which is being amortized on a straight-line basis over 30 years. From the date of acquisition, Everest & Jennings contributed approximately $3,634,000 of revenue for the quarter and year ended December 31, 1996.

      On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of the Company Common Stock valued at $7.625 per share representing the closing market price of the Company Common Stock on the last trading day immediately prior to the closing. In addition, the Company assumed certain liabilities of V.C. Medical in the amount of $296,721. The shares of the Company Common Stock were delivered into escrow and will remain in escrow, subject to the resolution of a claim for indemnification asserted by the Company. The acquisition was accounted


                                                                      Twenty-One
for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $988,000.

   The following summary presents unaudited pro forma consolidated results of operations for the years ended December 31, 1997 and 1996 as if the acquisitions described above occurred at the beginning of each of 1997 and 1996. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. Both the 1997 and 1996 pro forma information includes the write-off of certain purchased in-process research and development costs of $3,300,000 in 1997 and $16,100,000 in 1996 and merger and restructuring related charges of $36,202,000 in 1997 and $39,202,000 in 1996 associated with the strategic restructuring initiatives. The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $1,065,000 for each of the years ended December 31, 1997 and 1996. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                       Pro forma
------------------------------------------------------------------------
                                                     1997           1996
------------------------------------------------------------------------
Net revenues                                 $374,189,000   $330,759,000
------------------------------------------------------------------------
Loss before extraordinary item               $(32,630,000)  $(58,769,000)
Net loss                                     $(32,630,000)  $(59,505,000)
Common per share data -- basic and diluted:
 Loss before extraordinary item              $      (1.10)  $      (1.99)
------------------------------------------------------------------------
Net loss per common share --
 basic and diluted                           $      (1.10)  $      (2.01)
------------------------------------------------------------------------
Weighted average number of
 common shares outstanding                     30,525,000     30,105,000
------------------------------------------------------------------------

      On March 4, 1996, the Company sold its Gentle Expressions(R) breast pump product line for $1,000,000 of which $500,000 was paid in cash with the balance paid by the delivery of a secured subordinated promissory note in the aggregate principal amount of $500,000, payable over 48 months with interest at the prime rate plus one percent. The Company recorded a gain of $360,000, which is included in other revenue in the accompanying condensed consolidated statements of operations.

3. MERGER AND RESTRUCTURING RELATED CHARGES

      In connection with the acquisition of Fuqua on December 30, 1997, the Company adopted a plan to implement certain strategic restructuring initiatives (the "Restructuring Plan") and recorded $26,619,000 of restructuring charges (the "Restructuring Charges"). The Restructuring Plan was initiated to create manufacturing, distribution and operating efficiencies and enhance the Company's position as a low-cost supplier in the healthcare industry. These steps will include a broad range of efforts, including the consolidation of the Company's Temco manufacturing operations in New Jersey into Fuqua's Lumex manufacturing facility in New York and relocation of the Company's corporate headquarters to the Lumex facility. In addition, the Company will be closing several other distribution facilities and consolidating operations in an effort to achieve additional cost savings.

      The Restructuring Charges include exit costs of $16,037,000 related to the elimination of duplicate manufacturing and distribution facilities, severance costs of $650,000 for approximately 100 employees, asset write-downs of $2,200,000 relating to assets to be sold or abandoned, 22 Twenty-Two 23 inventory write-downs of $7,732,000 associated with the elimination of certain non-strategic inventory and product lines (which costs are included in costs of revenue). The Company anticipates recording additional restructuring charges in 1998 as the Company continues the implementation of its Restructuring Plan.

      The Company incurred $4,583,000 of indirect merger charges (the "Merger Charges") related to the Fuqua acquisition and Medapex combination with respect to the write-off of certain unamortized catalog costs with no future value, certain insurance policies, payment of bonuses related to the acquisitions, and various transaction costs. The Company also incurred $3,300,000 of expenses related to the write-off of purchased in-process research and development costs of Fuqua.

      During the fourth quarter of 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 related to the write-off of purchased in-process research and development costs (see Note 2) and $3,000,000 for other merger related charges (see Note 2).

4. INVENTORIES

      Inventories consist of the following:

December 31,                             1997            1996
-------------------------------------------------------------
Raw materials                     $16,553,000    $  8,423,000
Work-in-process                     6,735,000       4,430,000
Finished goods                     50,244,000      35,392,000
-------------------------------------------------------------
                                  $73,532,000     $48,245,000
-------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of the following:

December 31,                             1997           1996
------------------------------------------------------------
Land and buildings               $ 17,323,000   $  1,462,000
Equipment                          26,845,000     17,490,000
Furniture and fixtures              2,619,000      1,629,000
Leasehold improvements              2,668,000      2,222,000
Construction in progress            1,566,000             --
------------------------------------------------------------
                                   51,021,000     22,803,000
Accumulated depreciation
   and amortization               (15,066,000)   (11,539,000)
------------------------------------------------------------
                                 $ 35,955,000   $ 11,264,000
------------------------------------------------------------

      The Company recorded depreciation and amortization expense on the assets included in property, plant and equipment of $2,395,000 (excluding amounts recorded in the restructuring charge), $1,778,000 and $1,704,000, for the years ended December 31, 1997, 1996 and 1995, respectively.

6. INVESTMENT IN LEVERAGED LEASE

      The Company was the lessor in a leveraged lease agreement entered into in December 1983, pursuant to which helicopters having an estimated economic life of approximately 22 years were leased for a term of 16 years. The Company's equity investment represented 9% of the purchase price, and the remaining 91% was furnished by third-party financing in the form of long-term debt that provided for no recourse against the Company and was secured by a first lien on the property. At the end of the lease term, the equipment was to be returned to the Company. The residual value was estimated to be 57% of the cost. In May 1996, the Company liquidated its investment in the leveraged lease agreement and received cash proceeds of $487,000 which approximated the recorded net investment in the lease at December 31, 1995.


Twenty-Two

7. NOTES AND ACCEPTANCES PAYABLE

      The Company was a party to a syndicated three-year senior secured revolving credit facility, as amended (the "Credit Facility"), for up to $100 million of borrowings, including letters of credit and bankers' acceptances, arranged by IBJ Schroder Business Credit Corp. ("IBJ Schroder"), as agent. The Credit Facility terminates on December 10, 1999. Under the terms of the Credit Facility, borrowings bear interest, at the option of the Company, at IBJ Schroder's prime rate (8.50% at December 31, 1997), or 1.625% above LIBOR in 1997 (2.25% above LIBOR effective as of January 1, 1998), or 1.5% above IBJ Schroder's bankers' acceptance rate. The Credit Facility is secured by all of the Company's assets.

      The Credit Facility contains certain customary terms and provisions, including limitations with respect to the prepayment of principal on subordinated debt, including the Company's 9.75% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"), the incurrence of additional debt, liens, transactions with affiliates, and certain consolidations, mergers and acquisitions, and sales of assets, dividends and other distributions (other than the payment of dividends to BIL in accordance with the terms of the Series B and Series C Preferred Stock). In addition, the Credit Facility contains certain financial covenants, including a cash flow coverage and leverage ratio, and requires specified levels of earnings before interest and taxes, as well as the requirement that the Company reduce outstanding borrowings with the net cash proceeds of certain asset sales.

      The Company was not in compliance with certain financial covenants contained in the Credit Facility as of December 31, 1997. On April 13, 1998, these covenants were waived effective as of December 31, 1997 by IBJ Schroder and amended for the balance of the term of the Credit Facility.

      Pursuant to the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided, that no event of default or default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

      At December 31, 1997, the Company had aggregate direct borrowings under the Credit Facility of $65,883,000. On January 27, 1998, the Company used the proceeds from the sale of the Leather Operations of $60,167,000 to repay outstanding borrowings under the Credit Facility. The weighted average interest rate on the amounts outstanding as of December 31, 1997 was 8.5%. Open letters of credit at December 31, 1997 were $2,261,000 relating to trade credit and $1,759,000 for other requirements.

      At December 31, 1996, the Company had aggregate direct borrowings of $13,985,000 and acceptances payable of $19,800,000. The weighted average interest rate on the amounts outstanding as of December 31, 1996 was 7.65%. Open letters of credit at December 31, 1996 were $1,568,000 relating to trade credit and $6,000,000 for other requirements.

8. LONG-TERM DEBT

      Long-term debt consists of the following:

December 31,                               1997         1996
--------------------------------------------------------------
BIL Note(a)                            $ 4,000,000  $4,000,000
Notes payable to International
 Business Machines Corp. ("IBM")(b)        490,000   1,019,000
Capital lease obligations(c)             1,715,000   1,344,000
Term loan(d)                             1,535,000          --
Other(e)                                 2,612,000   2,188,000
--------------------------------------------------------------
                                        10,352,000   8,551,000
Less current maturities                  2,619,000   2,016,000
--------------------------------------------------------------
                                       $ 7,733,000  $6,535,000
--------------------------------------------------------------

(a) On July 18, 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. In connection with the acquisition of Everest & Jennings, the indebtedness owing by the Company to BIL was exchanged for the BIL Note. Under the terms of the BIL Note, the principal amount matures on April 1, 2001 and bears interest at the effective rate of 7.7% per annum and the Company has the right to reduce the principal amount of the BIL Note in the event punitive damages are awarded against the Company or any of its subsidiaries which relate to any existing product liability claims of Everest & Jennings and/or its subsidiaries involving a death prior to September 3, 1996.
(b) In connection with the development of the Company's St. Louis Distribution Center, the Company entered into an agreement with IBM to provide the computer hardware and software, and all necessary warehousing machinery and equipment including installation thereof. This project was primarily financed through IBM by the issuance of the Company's unsecured notes which corresponded to various components of the project. The unsecured notes mature through October 2000, with interest rates ranging from 7.68% to 11.53%.
(c) At December 31, 1997, the Company is obligated under certain lease agreements for equipment which have been accounted for as capital leases. Future minimum payments in the aggregate are as follows:

Year Ended December 31,                                Amount
-------------------------------------------------------------
1998                                               $  698,000
1999                                                  328,000
2000                                                  291,000
2001                                                  245,000
2002                                                  141,000
Thereafter                                            136,000
-------------------------------------------------------------
Total                                               1,839,000
Less amounts representing interest                    124,000
-------------------------------------------------------------
Present value of future minimum lease payments     $1,715,000
-------------------------------------------------------------

      The net book value of assets held under capital lease obligations amounted to $1,364,000 at December 31, 1997.

(d) In connection with the Fuqua Merger, the Company assumed a term loan, which is payable in monthly installments of $9,900, bearing interest at LIBOR + .55% through January 2001.

(e) Other long-term debt consists primarily of a mortgage payable for the Company's Canadian subsidiary in the amount of $788,000 due in monthly installments of $22,906 through November 1998, with a final payment of approximately $570,000 due on November 30, 1998, and bearing interest at prime plus 1/2%. In addition, the Company has a credit facility for its Mexican subsidiary, of which $300,000 was outstanding as of December 31, 1997. Borrowings under the credit facility bear interest at approximately 13%. The Mexican borrowings are secured by the assets of the Mexican subsidiary, and are payable in semi-annual installments of $100,000 through 1999. In connection with the acquisition of Medapex's principal corporate headquarters, the Company assumed debt in the amount of $508,000 with a remaining term of approximately seven (7) years, which is collateralized by the principal headquarters and requires the payment of interest at 72% of the current prime rate (8.5% as of the date which the Company assumed the indebtedness). In connection with the acquisitions of LaBac and Medi-Source, the Company entered into non-competition agreements with certain former shareholders of such companies. The non-competition agreements have a remaining balance due of $679,000 as of December 31, 1997. In addition, the Company assumed certain debt obligations of other acquired companies. Such debt obligations, aggregating $337,000 as of December 31, 1997, bear interest at various rates.


                                                                    Twenty-Three

      The scheduled maturities of the long-term debt obligations, excluding the present value of minimum payments on capital lease obligations, are as follows:

Year Ended December 31,                                Amount
-------------------------------------------------------------
1998                                               $2,002,000
1999                                                  477,000
2000                                                  324,000
2001                                                4,306,000
2002                                                  284,000
Thereafter                                          1,244,000
-------------------------------------------------------------
                                                   $8,637,000
=============================================================

9. SENIOR SUBORDINATED NOTES

      On August 4, 1997, the Company issued the Senior Subordinated Notes due 2007 under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). On February 9, 1998, the Company completed its exchange offer to exchange the outstanding Senior Subordinated Notes for an equal amount of new Senior Subordinated Notes which have been registered under the Securities Act. The new Senior Subordinated Notes are identical in all material respects to the previously outstanding Senior Subordinated Notes. The Senior Subordinated Notes bear interest at the rate of 9.75% per annum and mature on August 15, 2007. The Senior Subordinated Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior debt of the Company, including indebtedness under the Credit Facility arranged by IBJ Schroder, as agent. The Senior Subordinated Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future restricted subsidiaries of the Company (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees are subordinated in right of payment to all existing and future senior debt of the Guaranteeing Subsidiaries including any guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility.

      The Company is a holding company with no assets or operations other than its investments in its subsidiaries. The subsidiary guarantors are wholly-owned subsidiaries of the Company and comprise all of the direct and indirect subsidiaries of the Company. Accordingly, the Company has not presented separate financial statements and other disclosures concerning each subsidiary guarantor because management has determined that such information is not material to investors.

      The net proceeds from the offering of the Senior Subordinated Notes were used to repay $60.3 million of indebtedness under the Credit Facility and $5 million of indebtedness due to BIL. The balance of the proceeds were used for general corporate purposes, including the funding for acquisitions and the opening of an additional Graham-Field Express facility.

      Beginning on August 15, 2002, the Senior Subordinated Notes are redeemable, in whole or in part, at the option of the Company, at certain redemption prices plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, the Company may, at its option, redeem up to 25% of the aggregate principal amount of Senior Subordinated Notes originally issued with the net proceeds from one or more public offerings of Company Common Stock at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest to the date of redemption; provided that at least 75% of the aggregate principal amount of Notes originally issued remain outstanding after giving effect to any such redemption.

      The indenture ("Indenture") governing the Senior Subordinated Notes contains customary covenants including, but not limited to, covenants relating to limitations on the incurrence of additional indebtedness, the creation of liens, restricted payments, the sales of assets, mergers and consolidations, payment restrictions affecting subsidiaries, and transactions with affiliates. In addition, in the event of a change of control of the Company as defined in the Indenture, each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. In addition, the Company will be required in certain circumstances to make an offer to purchase Senior Subordinated Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, with the net cash proceeds of certain assets sales. The Credit Facility prohibits the Company from purchasing the Senior Subordinated Notes without the consent of the lenders.

      In addition, the Indenture prohibits the Company from declaring or paying any dividend or making any distribution or restricted payment as defined in the Indenture (collectively, the "Restricted Payments") (other than dividends or distributions payable in capital stock of the Company), unless, at the time of such payment (i) no default or event of default shall have occurred and be continuing or would occur as a consequence thereof; (ii) the Company would be able to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio contained in the Indenture; and (iii) such Restricted Payment, together with the aggregate of all Restricted Payments made by the Company after the date of the Indenture is less than the sum of (a) 50% of the consolidated net income of the Company for the period (taken as one accounting period) beginning on April 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such consolidated net income for such period is a deficit, minus 100% of such deficit), plus (b) 100% of the aggregate net cash proceeds received by the Company from contributions of capital or the issue or sale since the date of the Indenture of capital stock of the Company or of debt securities of the Company that have been converted into capital stock of the Company.

10. EXTRAORDINARY ITEM

      During December 1996, the Company repaid $20,000,000 of indebted-ness under the John Hancock Note and Warrant Agreement with proceeds from the Credit Facility. In connection with the early retirement of the John Hancock indebtedness, the Company incurred charges relating to the "make-whole" payment and the write-off of all unamortized financing costs associated with the John Hancock Note and Warrant Agreement. The charges amounted to $736,000 (net of a tax benefit of $383,000), and are reported as an extraordinary item in the accompanying consolidated statements of operations.

11. STOCKHOLDERS' EQUITY

Rights Agreement

      On August 12, 1996, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company Common Stock. The dividend was paid on September 17, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Series A Preferred Stock") at a price of $35.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 3, 1996 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have


Twenty-Four
acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company entitled generally to vote in the election of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company Common Stock certificates outstanding as of the Record Date, by such certificate with a copy of the Summary of Rights which is attached to the Rights Agreement (the "Summary of Rights"). Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in connection with the Company's acquisition of Everest & Jennings or in accordance with the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended (the "BIL Stockholder Agreement"), by and among Irwin Selinger, the Company and BIL (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of the Company. "BIL Voting Shares" is defined in the Rights Agreement as (i) any Voting Shares owned by BIL which were acquired by BIL in connection with the Company's acquisition of Everest & Jennings or in accordance with the BIL Stockholder Agreement, and (ii) any shares of the Company Common Stock issued by the Company to BIL upon conversion of or as a dividend on the shares referred to in clause (i) above.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Company Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for the Company Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

      The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or a securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of Series A Preferred Stock, or (iii) upon the distribution to holders of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one one-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Company Common Stock or a stock dividend on the Company Common Stock payable in shares of the Company Common Stock, subdivisions, consolidations or combinations of the Company Common Stock occurring, in any such case, prior to the Distribution Date.

      Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of the Company Common Stock. In the event of liquidation of the Company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of the Company Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Company Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Company Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of the Company Common Stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Company Common Stock.

      In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of the Company Common Stock having a market value of two times the Purchase Price. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of the Company Common Stock the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of the Company Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of Company Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      The Rights Agreement provides that none of the directors or officers of Company shall be deemed to beneficially own any Voting Shares owned by any other director or officer solely by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the recommendation of the position of the Board of Directors of the Company, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to Company or a tender or exchange offer for the Company Common Stock.


                                                                     Twenty-Five

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, any adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

      At any time prior to a person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of
(i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, (c) reduce the Redemption Price or (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      As long as the Rights are attached to the Company Common Stock, the Company will issue one Right with each new share of the Company Common Stock so that all such shares will have Rights attached. The Board of Directors of the Company has reserved for issuance upon exercise of the Rights 300,000 shares of Series A Preferred Stock.

Stock Transactions

      On December 30, 1997, the Company acquired Fuqua (see Note 2), in consideration of the issuance of 9,413,689 shares of the Company Common Stock (excluding shares of Company Common Stock to be issued in connection with Fuqua stock options assumed by the Company).

      On June 25, 1997, the Company acquired the capital stock of LaBac (see
Note 2), in consideration of the issuance of 772,557 shares of the Company Common Stock.

      On March 7, 1997, Everest & Jennings, a wholly-owned subsidiary of the Company, acquired Kuschall (see Note 2), in consideration of the issuance of 116,154 shares of the Company Common Stock. On February 28, 1997, Everest & Jennings Canada, a wholly-owned subsidiary of the Company, acquired Motion 2000, Inc. and Motion 2000 Quebec, Inc. (see Note 2), in consideration of the issuance of the 187,733 shares of the Company Common Stock.

      On November 27, 1996, in connection with the acquisition of Everest & Jennings (see Note 2), the Company issued an aggregate of 4,444,933 shares of the Company Common Stock, and $61 million stated value of Series B Preferred Stock and $10 million stated value of Series C Preferred Stock to BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock of the Company and the Series C Preferred Stock, is not subject to redemption and is convertible into shares of the Company Common Stock (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments.

      The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the Company Common Stock automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments.

      On November 27, 1996, the Company amended its certificate of incorporation to provide for, among other things, an increase in the number of authorized shares of common stock from 40,000,000 to 60,000,000 shares.

      On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical, in consideration of $1,703,829 in cash and the issuance of 32,787 shares of the Company Common Stock.

      In September 1995, the Company completed an offshore private placement of 1,071,655 shares of the Company Common Stock with various European institutional investors. The net proceeds of $3,471,000 realized from the offering were used for general corporate purposes.

      In connection with the John Hancock Note and Warrant Agreement, the Company issued warrants to John Hancock to purchase 345,336 shares of the Company Common Stock at exercise prices ranging from $5.17 to $5.42. The warrants expire in February 2000.

Stock Options

      Under the Company's stock option program (the "Incentive Program"), the Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants and restored options. Incentive stock options may be granted at not less than 100% of the fair market value of the Company Common Stock at the date of grant. Stock options outstanding under the Incentive Program generally vest and are exercisable at a rate of 50% per annum. Effective as of December 21, 1995, directors' options to purchase 10,000 shares of the common stock of the Company are granted to eligible directors each January 2, at an exercise price equal to the fair market value of the common stock at the date of grant. Directors' options are exercisable one-third each year for three years, and have a term of ten years. Incentive and non-qualified stock options expire five years from the date of grant.

      In 1996, the plan was amended to increase the maximum number of shares available from 2,100,000 to 3,000,000. On December 30, 1997, the plan was further amended to increase the maximum number of shares available from 3,000,000 to 4,500,000.

      During 1997, 1996 and 1995, officers of the Company surrendered 134,870, 45,517 and 14,518 shares, respectively, of the Company Common Stock with a fair market value of $1,617,000, $165,000 and $50,000, respectively, in satisfaction of the exercise price of stock options to purchase 306,669, 50,000 and 25,000 shares, respectively, of the Company Common Stock. The shares received in satisfaction of the exercise price of stock options were recorded as treasury stock and were retired on a quarterly basis as authorized by the Board of Directors. Accordingly, all such shares have been restored as authorized and unissued shares of the Company Common Stock.


Twenty-Six

      The Company has elected to comply with APB Opinion No. 25, and related interpretations in accounting for its employee stock options because the alternate fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models which were not developed for use in valuing employee stock options. Under APB Opinion No. 25, no compensation expense is recognized in connection with the grant of stock options under the Incentive Program.

      In accordance with SFAS No. 123, pro forma information regarding net
(loss) income and (loss) income per common share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.375% for 1997 and 6.5% for 1996 and 1995; no dividend yields on the Common Stock, volatility factors of the expected market price of the Company's Common Stock of .46, .41 and .42; and a weighted average expected life of the option is approximately 3 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options due to changes in subjective input assumptions which may materially affect the fair value estimate, and because the Company's employee stock options have characteristics significantly different from those of traded options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                     1997           1996       1995
-------------------------------------------------------------------
Pro forma net (loss) income  $(24,448,000)  $(13,098,000)  $953,000
-------------------------------------------------------------------
Pro forma net (loss) income
 per share --
 basic and diluted           $      (1.24)  $       (.85)  $    .07
===================================================================

      Information with respect to options during the years ended December 31, 1997, 1996 and 1995 under SFAS No. 123 is as follows:

                                 1997                  1996                1995
--------------------------------------------------------------------------------------
                                     Weighted              Weighted            Weighted
                                     Average               Average             Average
                                     Exercise              Exercise            Exercise
                           Options    Price      Options     Price    Options    Price
--------------------------------------------------------------------------------------
Options outstanding --
 beginning of year       1,643,175   $ 5.77      912,645    $ 5.49    818,379   $ 6.10
Options granted:
 Incentive options         240,483    12.25      699,121      6.45    257,432     3.47
 Directors' options         90,000     9.33       90,000      3.25     91,852     3.65
 Non-qualified options     185,453    11.96       91,764      6.02         --       --
Fuqua stock options        885,150     9.69           --        --         --       --
Options exercised         (527,975)   (5.36)    (103,255)    (3.83)   (86,500)   (2.58)
Options cancelled
 and expired               (42,204)   (8.38)     (47,100)    (4.87)  (168,518)   (5.79)
--------------------------------------------------------------------------------------
Options outstanding --
 end of year             2,474,082   $ 8.44    1,643,175    $ 5.77    912,645   $ 5.49
--------------------------------------------------------------------------------------
Options exercisable at
 end of year             1,594,142   $ 7.91      582,244    $ 5.45    483,929   $ 4.95
--------------------------------------------------------------------------------------
Weighted average fair
 value of options
 granted during the
 year                   $     4.22            $     2.10            $    1.20
======================================================================================

      In accordance with the terms of the Fuqua Merger Agreement, each Fuqua stock option was assumed by Graham-Field and was converted into the right to purchase shares of the Company Common Stock. As of the effective date of the Fuqua Merger, there were Fuqua stock options outstanding representing the right to purchase 421,500 shares of Fuqua Common Stock. The equivalent number of shares of the Company Common Stock to be issued, after giving effect to the exercise price of the Fuqua stock options, has been adjusted for the exchange ratio of 2.1, in accordance with the terms of the Fuqua Merger Agreement.

      Exercise prices for stock options outstanding and for options exercisable as of December 31, 1997 were as follows:

                          Number of                  Range of
   Number of                Options                  Exercise
     Options            Exercisable                    Prices
-------------------------------------------------------------
      15,000                 15,000          $ 2.00 -- $ 2.99
     296,718                245,604            3.00 --   3.99
      82,550                 64,050            4.00 --   4.99
      74,044                 74,044            5.00 --   5.99
      12,750                  6,375            6.00 --   6.99
     502,715                257,322            7.00 --   7.99
     188,194                 46,597            8.00 --   8.99
     885,150                885,150            9.00 --   9.99
      99,512                     --           10.00 --  10.99
      56,000                     --           11.00 --  11.99
     195,250                     --           12.00 --  12.99
      23,500                     --           14.00 --  14.99
      22,699                     --           15.00 --  15.99
-----------------------------------
   2,474,082              1,594,142
-----------------------------------

      The weighted average remaining contractual life of the above-described stock options is three years.

      Shares of common stock reserved for future issuance as of December 31, 1997 are as follows:

                                             Number of Shares
-------------------------------------------------------------
Stock options                                       3,212,188
Warrants issued to John Hancock                       345,336
Series B Preferred Stock                            3,935,483
Series C Preferred Stock                              500,000
-------------------------------------------------------------
                                                    7,993,007
=============================================================

      The exercise of non-qualified stock options and disqualifying dispositions of incentive stock options resulted in Federal and state income tax benefits to the Company equal to the difference between the market price at the date of exercise or sale of stock and the exercise price of the option. Accordingly, during 1997, 1996 and 1995, approximately $520,000, $38,000 and $38,000, respectively, was credited to additional paid in capital.

12. INCOME TAXES

      Significant components of the provision (benefit) for income taxes are as follows:

                                    1997         1996      1995
---------------------------------------------------------------
Current:
 Federal                    $  1,953,000   $  328,000  $129,000
 State and local                 591,000       86,000    71,000
 Foreign                       1,073,000        9,000        --
---------------------------------------------------------------
                               3,617,000      423,000   200,000
Deferred Federal and state   (10,952,000)   2,495,000   494,000
---------------------------------------------------------------
                            $ (7,335,000)  $2,918,000  $694,000
===============================================================


                                                                    Twenty-Seven

      Pre-tax (loss) income consists of the amounts earned in the United States versus Foreign locations as follows:

                              1997          1996         1995
-------------------------------------------------------------
United States         $(33,029,000)  $(8,965,000)  $1,741,000
Foreign                  2,801,000        10,000           --
-------------------------------------------------------------
Total                 $(30,228,000)  $(8,955,000)  $1,741,000
-------------------------------------------------------------

      The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

                                     1997                  1996                 1995
-------------------------------------------------------------------------------------------
                              Amount     Percent    Amount     Percent    Amount    Percent
-------------------------------------------------------------------------------------------
Tax expense (benefit)
 computed at
 statutory rate           $(10,278,000)   (34)%  $(3,045,000)    (34)%  $ 592,000     34%
Expenses not
 deductible for
 income tax
 purposes:
Amortization of excess
 of cost over net
 assets acquired             1,015,000      3%       276,000       3%     286,000     16%
In-process R&D costs         1,122,000      4%     4,352,000      49%          --     --
Other                          459,000      2%        32,000      --        7,000      1%
Write-off of merger
 and restructuring
 charges                     1,835,000      6%            --      --           --     --
State tax expense
 (benefit), net of
 Federal benefit            (1,488,000)    (5)%      303,000       3%     121,000      7%
Previously unrecognized
 state tax benefits                 --     --             --      --     (312,000)   (18)%
Valuation allowance
 on deferred tax
 assets                             --     --      1,000,000      11%          --     --
-------------------------------------------------------------------------------------------
                          $ (7,335,000)   (24)%  $ 2,918,000      32%   $ 694,000     40%
-------------------------------------------------------------------------------------------

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

                                                   1997            1996
-----------------------------------------------------------------------
Deferred Tax Assets:
 Net operating loss carryforwards          $  7,769,000    $  7,893,000
 Tax credits                                    890,000         890,000
 Accounts receivable allowances               4,412,000       2,600,000
 Inventory related                            5,387,000       2,575,000
 Deferred rent                                  349,000         382,000
 Merger and restructuring
  related charges                             8,061,000              --
 Other reserves and accrued items             5,286,000       4,765,000
-----------------------------------------------------------------------
                                             32,154,000      19,105,000
 Valuation allowance for deferred assets    (14,505,000)    (15,549,000)
-----------------------------------------------------------------------
  Total deferred tax assets                  17,649,000       3,556,000
Deferred Tax Liabilities:
 Tax in excess of book depreciation           2,148,000       1,696,000
 Prepaid expenses                               940,000         254,000
 Amortization of intangibles                    822,000         668,000
-----------------------------------------------------------------------
  Total deferred tax liabilities              3,910,000       2,618,000
-----------------------------------------------------------------------
  Net deferred tax assets                  $ 13,739,000    $    938,000
-----------------------------------------------------------------------

      At December 31, 1997, the Company had aggregate net operating loss carryforwards of approximately $25,726,000 for income tax purposes which expire in 2011, which were acquired primarily in connection with the Everest & Jennings acquisition and are limited as to use in any particular year. In addition, at December 31, 1997, the Company had approximately $890,000 of investment, research and development, jobs tax and AMT credits, for income tax purposes which expire primarily in 1999, and which includes alternative minimum tax credits of $500,000 which have no expiration date.

      For financial reporting purposes, due to prior years losses of Everest & Jennings, and SRLY limitations, a full valuation allowance of approximately $13,338,000 has been recorded against the Everest & Jennings net operating losses and other deferred tax assets. When realized, the tax benefit for those items will be recorded as a reduction of the excess of cost over net assets acquired. In addition, at December 31, 1997, the Company has a valuation allowance of approximately $1,167,000 against a portion of its remaining net deferred tax asset as a result of recent acquisitions. The amount of the remaining deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

13. EMPLOYEE BENEFIT PLANS

      The Company has a non-contributory defined benefit pension plan covering employees of Everest & Jennings and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. Effective May 1, 1991, benefits accruing under the Everest & Jennings pension plan were frozen. During 1991, Everest & Jennings froze the Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. In addition, Everest & Jennings froze the Salaried Plan effective as of January 1, 1993.

      The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements as of December 31, 1997 and 1996.

                                                          1997            1996
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested benefit obligation                        $ 18,404,000    $ 17,567,000
------------------------------------------------------------------------------
 Accumulated benefit obligation                   $ 18,404,000    $ 17,567,000
Projected benefit obligation for
 services rendered to date                        $ 18,404,000    $ 17,567,000
Plan assets at fair value, primarily
 listed stocks, bonds, investment
 funds and annuity contracts                        16,817,000      14,746,000
------------------------------------------------------------------------------
Projected benefit obligation in excess
 of plan assets                                      1,587,000       2,821,000
Unrecognized loss                                      (63,000)             --
------------------------------------------------------------------------------
Pension liability (current portion
 of $1,264,000 and $1,069,000)                    $  1,524,000    $  2,821,000
------------------------------------------------------------------------------

      The following assumptions were used to determine the projected benefit obligations and plan assets:

                             Everest & Jennings        Smith & Davis
                                                Salaried Plan  Hourly Plan
                                                --------------------------
                                                                 1997 &
                                1997    1996    1997     1996    1996
--------------------------------------------------------------------------
Weighted average discount rate  7.0%    7.5%    7.0%     7.5%    7.5%
Expected long-term rate
 of return on assets            9.0%    9.0%    9.0%     9.0%    9.0%


Twenty-Eight

      As all participants are inactive and the plans are frozen, no compensation increases were assumed.

      The Company also sponsors five 401(k) Savings and Investment Plans. A separate and distinct individual plan covers all full-time employees of Everest & Jennings, Medapex, LaBac, and Fuqua and an additional plan covers the remaining employees of the Company. The Company does not contribute to its plan and the Everest & Jennings plan. The Medapex plan matches 25% of an employee's contribution up to a maximum contribution of 6% of the employee's salary, the LaBac plan matches 25% of the employees' contribution up to a maximum contribution of 15% of the employee's salary, and the Fuqua plan matches 50% of the employee's contribution up to a maximum contribution of 4% of the employee's salary. Amounts expensed for the Medapex, LaBac and Fuqua plans for the fiscal years 1997, 1996 and 1995 were immaterial.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1997 and 1996, for which it is practicable to estimate that value:

      Cash and cash equivalents: The carrying amounts reported in the accompanying balance sheets approximate fair value.

      Credit facility and acceptances payable: The carrying amounts of the Company's borrowings under its credit facility approximate their fair value.

      Long-term debt and Senior Subordinated Notes: The fair values of the Company's long-term debt and Senior Subordinated Notes are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1997 and 1996, the carrying amount reported approximates fair value.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

      The Company is a party to a number of noncancellable lease agreements for warehouse space, office space, and machinery and equipment rental. As of December 31, 1997, the agreements extend for various periods ranging from 1 to 11 years and certain leases contain renewal options. Certain leases provide for payment of real estate taxes and include escalation clauses.

      For those leases which have escalation clauses, the Company has recorded rent expense on a straight-line basis. At December 31, 1997 and 1996, $132,000 and $933,000, respectively, of rent expense was accrued in excess of rental payments made by the Company.

      As of December 31, 1997, minimal annual rental payments under all noncancellable operating leases are as follows:

Year Ended December 31:
-------------------------------------------------------------
1998                                              $ 6,699,000
1999                                                6,287,000
2000                                                5,142,000
2001                                                4,492,000
2002                                                3,338,000
Thereafter                                         11,349,000
-------------------------------------------------------------
                                                  $37,307,000
-------------------------------------------------------------

      Rent expense for the years ended December 31, 1997, 1996 and 1995 approximated $3,896,000, $2,805,000 and $2,400,000, respectively.

Legal Proceedings

      Following the Company's public announcement on March 23, 1998 of its financial results for the fourth quarter and year ended December 31, 1997, the Company and certain of its directors and officers were named as defendants in at least six putative class action lawsuits filed in the United States District Court for the Eastern District of New York on behalf of all purchasers of common stock of the Company (including former Fuqua shareholders who received shares of the Company Common Stock when the Company acquired Fuqua in December 1997) during various periods within the time period May 1997 to March 1998. The complaints assert claims against the Company and the other defendants for violations of Sections 11, 12(2) and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder with respect to alleged material misrepresentations and omissions in public filings made with the Securities and Exchange Commission and certain press releases and other public statements made by the Company and certain of its officers relating to the Company's business, results of operations, financial condition and future prospects, as a result of which, it is alleged, the market price of the Company Common Stock was artificially inflated during the putative class periods. Several of the complaints focus on statements made concerning the Company's integration of its various recent acquisitions. The plaintiffs seek unspecified compensatory damages costs (including attorneys and expert fees), expenses and other unspecified relief on behalf of the putative classes. The Company believes that it has complied with all of its obligations under the Federal securities laws, considers the plaintiffs' allegations to be without merit and intends to defend these suits vigorously.

      On March 27, 1998, agents of the U.S. Customs Service and the Food and Drug Administration arrived at the Company's principal headquarters and one other Company location and retrieved several documents pursuant to search warrants. The Company has subsequently been advised by an Assistant United States Attorney for the Southern District of Florida that the Company is a target of an ongoing grand jury investigation involving alleged fraud by one or more of the Company's suppliers relating to the unauthorized diversion of medical products intended for sale outside of the United States into United States markets. The Company has also been advised that similar search warrants were obtained with respect to approximately 14 other participants in the distribution of medical products. The Company is presently investigating these matters. The Company does not know when the grand jury investigation will conclude or what action, if any, may be taken by the government against the Company or any of its employees, so it cannot yet assess the impact of this investigation on the Company. The Company intends to cooperate fully with the government in its investigation.

      Environmental Contingency: In March 1994, the Suffolk County Authorities initiated an investigation to determine whether regulated substances had been discharged in excess of permitted levels from Fuqua's Lumex division (the "Lumex Division") located in Bayshore, New York. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

      In connection with Fuqua's April 1996 acquisition of the Lumex Division, Fuqua assumed the obligations associated with this environmental matter. In late 1996, Fuqua conducted surficial soil remediation at the Bayshore facilities and reported the results to the Suffolk County Authorities in March 1997. A ground water work plan was submitted


                                                                     Twenty-Nine
concurrently with the soil remediation report and Fuqua is waiting for the necessary approvals from the Suffolk County Authorities before proceeding with execution of the ground water work plan. Management is not currently able to determine when any required remediation and monitoring efforts with respect to the ground water contamination will be completed. In May 1997, the Suffolk County Authorities approved the soil remediation conducted by Fuqua and provided comments on the ground water work plan.

      In November 1997, the Lumex Division received the results of additional ground water testing that had been performed in August and September 1997. The results revealed significantly lower concentrations of contaminants than were known at the time the "Ground Water Work Plan" was prepared in March 1997. In January 1998, additional confirmatory samples were taken, including two additional wells, but the results of this sampling have not yet been received from the laboratory. Management is not currently able to determine whether or when additional remediation or monitoring efforts will be required.

      At December 30, 1997, the Lumex Division had reserves for remediation costs and additional investigation costs which will be required. Reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgment of independent consultants and counsel. Where available information was sufficient to estimate the amount of liability, that estimate has been used. Where information was only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range has been used. The Lumex Division has not assumed that any such costs would be recoverable from third parties nor has the Lumex Division discounted any of its estimated costs, although a portion of the remediation work plan will be performed over a period of years.

      The amounts of environmental liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed.

      Dispute with Cybex: On April 3, 1996, Fuqua acquired the Lumex Division from Cybex International, Inc. (formerly, Lumex, Inc.). The purchase price for the Lumex Division was $40.7 million, subject to a final purchase price adjustment in the asset sale agreement. The final purchase price adjustment was disputed and, pursuant to the asset sale agreement, was to be resolved through arbitration. On April 18, 1997, the seller obtained an interim stay of the arbitration proceedings pending a hearing on May 9, 1997. On May 9, 1997, the New York County Supreme Court vacated its stay of the arbitration proceedings and directed Fuqua and the seller to proceed to arbitration. On June 10, 1997, the seller filed a motion for a stay of arbitration pending the hearing and determination of the seller's appeal with the Appellate Division of the New York County Supreme Court. On June 24, 1997, the Appellate Division denied the seller's motion to stay the arbitration proceedings pending appeal. Accordingly, Fuqua and the seller continued the arbitration proceedings. The Appellate Division subsequently affirmed the Supreme Court's denial of the stay, and seller's motion for reconsideration has been denied. On February 13, 1998, the arbitrator accepted $3,179,685 in claims by Fuqua, with interest of $350,690, yielding a net award to Fuqua of $2,384,606.

      In March 1997, Fuqua gave notice to the seller to preserve Fuqua's indemnification rights provided in the asset sale agreement.

      In February 1998, Fuqua filed in the State Court of Fulton County a lawsuit against the seller and certain former officers and it states claims for fraud, breach of warranty, negligent misrepresentation, Georgia RICO, and attorney's fees. Defendants filed an answer and counterclaim on April 7, 1998, denying liability and asserting fifteen defenses. Defendant Cybex has asserted four counterclaims, seeking $1,284,288 in damages, plus attorneys' fees and costs. Fuqua believes that the counterclaims lack merit for several reasons, including, among others, that the punitive claim for $1,284,288, was decided adversely to Cybex in the arbitration.

      General: The Company and its subsidiaries are parties to lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

Collective Bargaining Agreements

      The Company is a party to six (6) collective bargaining agreements covering approximately 822 employees. The collective bargaining agreements are scheduled to expire at various dates from October 19, 1998 through October 18, 2000.

16. OTHER MATTERS

      During 1997, the Company loaned an officer $2.5 million bearing interest at the Company's borrowing rate, as adjusted from time to time. The loan is due on December 3, 2004 and is collateralized by shares of the Company Common Stock and is included in other assets on the balance sheet.


Thirty

17. QUARTERLY DATA (unaudited)
    (in thousands, except per share data)

For the quarter ended                March 31,(c)  June 30,(c)     Sept. 30,   Dec. 31,(d)
------------------------------------------------------------------------------------------
1997:
Net revenues:
 Medical equipment and supplies        $  56,191     $  62,579     $  70,745     $  72,466
 Interest and other income                   144           252           363           403
------------------------------------------------------------------------------------------
                                          56,335        62,831        71,108        72,869
Costs and expenses:
 Cost of revenues                         38,438        42,503        47,159        60,595
 Selling, general and administrative      13,193        14,765        16,018        26,670
 Interest expense                            994         1,169         2,394         2,703
 Purchased in-process research &
  development costs                           --            --            --         3,300
 Merger and restructuring
  related charges                             --            --            --        23,470
------------------------------------------------------------------------------------------
                                          52,625        58,437        65,571       116,738
------------------------------------------------------------------------------------------
Income (loss) before income
 taxes (benefit)                           3,710         4,394         5,537       (43,869)
Income taxes (benefit)                     1,527         1,681         2,187       (12,730)
------------------------------------------------------------------------------------------
Net income (loss)                      $   2,183     $   2,713     $   3,350     $ (31,139)
------------------------------------------------------------------------------------------
Net income (loss) per common share:
 Net income (loss)                     $   2,183     $   2,713     $   3,350     $ (31,139)
 Preferred stock dividends                    --(a)         --(a)         --(a)        266
------------------------------------------------------------------------------------------
Net income (loss) available to
 common shareholders                   $   2,183     $   2,713     $   3,350     $ (31,405)
------------------------------------------------------------------------------------------
Common shares outstanding -- basic        19,763        20,204        21,078        21,296
------------------------------------------------------------------------------------------
Convertible preferred stock                4,435         4,435         4,435            --(b)
Incremental shares using
 treasury stock method                       966           849         1,227            --(b)
------------------------------------------------------------------------------------------
Common shares outstanding -- diluted      25,164        25,488        26,740        21,296
------------------------------------------------------------------------------------------
Basic earnings per share               $     .11     $     .13     $     .16     $   (1.47)
Diluted earnings per share             $     .09     $     .11     $     .13     $   (1.47)(b)

(a) Assumes conversion of the preferred stock and elimination of any dividends in relation to such preferred stock.
(b) No incremental shares related to conversion of the preferred stock and options are included due to the loss in the fourth quarter.
(c) The March 31 and June 30 quarters have been restated to reflect the Medapex transaction recorded as a pooling of interests.
(d) The fourth quarter 1997 loss before income taxes includes merger related restructuring and other charges totaling $36,200,000 (see Note 3).

For the quarter ended                 March 31,(c)  June 30,(c)  Sept. 30,  Dec. 31,(d)
---------------------------------------------------------------------------------------
1996:
Net revenues:
 Medical equipment and supplies          $ 30,806     $ 33,432   $ 36,436    $ 42,409
 Interest and other income                    432           74         31          22
---------------------------------------------------------------------------------------
                                           31,238       33,506     36,467      42,431
Costs and expenses:
 Cost of revenues                          21,429       22,832     24,942      30,438
 Selling, general and administrative        8,189        8,468      9,021       8,900
 Interest expense                             610          680        672         616
 Purchased in-process research &
  development costs                            --           --         --      12,800
 Merger and restructuring
  related charges                              --           --         --       3,000
---------------------------------------------------------------------------------------
                                           30,228       31,980     34,635      55,754
---------------------------------------------------------------------------------------
Income (loss) before income taxes
 and extraordinary item                     1,010        1,526      1,832     (13,323)
Income taxes                                  449          683        811         975
---------------------------------------------------------------------------------------
Income (loss) before
 extraordinary item                           561          843      1,021     (14,298)
Extraordinary loss on early retirement
 of debt (net of tax benefit of $383)          --           --         --        (736)
---------------------------------------------------------------------------------------
Net income (loss)                        $    561     $    843   $  1,021    $(15,034)
---------------------------------------------------------------------------------------
Net income (loss) per common share:
Common shares outstanding -- basic         15,090       15,090     15,171      16,840
Incremental shares using
 treasury stock method                         75          440        503       --(a)
---------------------------------------------------------------------------------------
Common shares outstanding --
 diluted                                   15,165       15,530     15,674      16,840
---------------------------------------------------------------------------------------
Basic earnings per share:
 Before extraordinary item               $    .04     $    .06   $    .07    $   (.85)
 Extraordinary item                            --           --         --        (.04)
---------------------------------------------------------------------------------------
                                         $    .04     $    .06   $    .07    $   (.89)
---------------------------------------------------------------------------------------
Diluted earnings per share:
 Before extraordinary item               $    .04     $    .05   $    .07    $   (.85)
 Extraordinary item                            --           --         --        (.04)
---------------------------------------------------------------------------------------
                                         $    .04     $    .05   $    .07    $   (.89)
---------------------------------------------------------------------------------------

(a) No incremental shares related to conversion of the preferred stock and options are included due to the loss in the fourth quarter.
(b) The March 31 and June 30 quarters have been restated to reflect the Medapex transaction recorded as a pooling of interests.
(c) The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128, "Earnings per Share."
(d) During the fourth quarter of 1996, the Company recorded charges of $15.8 million related to the acquisition of Everest & Jennings (see Note 3). The extraordinary item of $736,000 (net of tax benefit of $383,000) relates to the early retirement of the indebtedness underlying the John Hancock Note and Warrant Agreement.


                                                                      Thirty-One

Report of Independent Auditors

Stockholders and Board of Directors
Graham-Field Health Products, Inc.

      We have audited the accompanying consolidated balance sheets of Graham-Field Health Products, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             /s/ Ernst & Young LLP

Melville, New York
March 23, 1998, except for Note 7,
as to which the date is April 13, 1998

Market for Registrant's Common Stock and Related Stockholder Matters

      A. The common stock of the Company is traded on the New York Stock Exchange (Symbol: GFI). The following provides the high and low sales prices for the period from January 1, 1996 through March 31, 1998 as reported on the New York Stock Exchange.

                                      High Sales    Low Sales
                                        Price         Price
-------------------------------------------------------------
1996
First Quarter                          $ 5          $ 3 1/8
Second Quarter                           9 7/8        4 1/4
Third Quarter                            9 1/8        6 1/2
Fourth Quarter                           9 1/2        6 5/8

1997
First Quarter                          $13 3/4      $ 8 1/2
Second Quarter                          13 3/4        8 3/8
Third Quarter                           17 7/8       12 9/16
Fourth Quarter                          18 3/4       14

1998
First Quarter                          $19 11/16    $ 7 5/16

      B. As of the close of business on March 31, 1998, the number of holders of record of common stock of the Company was 1,273.

      Under the terms of the Company's Senior Secured Revolving Credit Facility, as amended (the "Credit Facility"), which provides for up to $100 million of borrowings, including letters of credit and bankers' acceptances, arranged by IBJ Schroder Business Credit Corporation ("IBJ Schroder"), as agent, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due to BIL (Far East Holdings) Limited and BIL Securities Offshore Ltd. (collectively, "BIL") under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided, that no event of default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

      The Company was not in compliance with certain financial covenants contained in the Credit Facility as of December 31, 1997. On April 13, 1998, these covenants were waived effective as of December 31, 1997 by IBJ Schroder and amended for the balance of the term of the Credit Facility.

      In addition, the Company's Indenture (the "Indenture") governing the issuance of its $100 million Senior Subordinated Notes (the "Senior Subordinated Notes") prohibits the Company from declaring or paying any dividend or making any distribution or restricted payment as defined in the Indenture (collectively, the "Restricted Payments") (other than dividends or distributions payable in capital stock of the Company), unless, at the time of such payment
(i) no default or event of default shall have occurred and be continuing or would occur as a consequence thereof; (ii) the Company would be able to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio contained in the Indenture; and (iii) such Restricted Payment, together with the aggregate of all Restricted Payments made by the Company after the date of the Indenture is less than the sum of (a) 50% of the consolidated net income of the Company for the period (taken as one accounting period) beginning on April 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such consolidated net income for such period is a deficit, minus 100% of such deficit), plus (b) 100% o f the aggregate net cash proceeds received by the Company from contributions of capital or the issue or sale since the date of the Indenture of capital stock of the Company or of debt securities of the Company that have been converted into capital stock of the Company.

      The Company anticipates that for the foreseeable future any earnings will be retained for use in its business and accordingly, does not anticipate the payment of cash dividends, other than to BIL in accordance with the terms and provisions of the Series B and Series C Preferred Stock.


Thirty-Two

GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Corporate Information

Board of Directors

Irwin Selinger(1)
Chairman of the Board and
Chief Executive Officer

David P. Delaney, Jr.(2)(3)(4)
Chairman and Chief Executive Officer
Lancer Financial Group

Andrew A. Giordano(1)(4)
President and Chief Operating Officer

Steven D. Levkoff(2)(3)
Chairman and Chief Executive Officer
Standard Folding Cartons, Inc.

Louis A. Lubrano
Investment Banker
Herzog, Heine, Geduld, Inc.

Rodney F. Price1,(1)(2)
Director
Brierley Investments Limited

(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Nominating Committee

Corporate Officers

Irwin Selinger
Chairman of the Board and
Chief Executive Officer

Andrew A. Giordano
President and Chief Operating Officer

Richard S. Kolodny
Vice President, General Counsel and Secretary

Peter Winocur
Executive Vice President, Sales & Marketing

Paul Bellamy
Vice President and Chief Financial Officer

Ralph Liguori
Executive Vice President, Operations

Jeffrey Schwartz
President, GF Express

Donald D. Cantwell
Vice President, Information Systems

Beatrice Scherer
Vice President, Administration

Auditors

Ernst & Young, LLP
Melville, New York

Counsel

Milbank, Tweed, Hadley & McCloy
New York, New York

Registrar and Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street - 46th Floor
New York, New York 10005

Common Stock

Common Stock is traded on the New York Stock Exchange under the symbol GFI.

10-K

A copy of the Company's 1997 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to stockholders upon request in writing to:

Sandra Johnson
Stockholder Relations
Graham-Field Health Products, Inc.
400 Rabro Drive East
Hauppauge, New York 11788

[LOGO] Graham-Field Health Products, Inc.
       400 Rabro Drive East
       Hauppauge, New York 11788